








ASTEC®
INDUSTRIES, INC.

Stability, Consistency, Commitment.

2013 ANNUAL REPORT










Energy
Infrastructure
Mining

Contents

Astec Industries, Inc. was founded in 1972 with the vision to apply creative thinking and state-of-the-art technology to traditional construction industries, bolstered by a corporate culture renowned for putting customer service first. Based in Chattanooga, Tennessee, the Astec Industries, Inc. family of companies has become America's leading manufacturer of equipment for asphalt road building, aggregate processing, oil, gas and water well drilling and wood processing.

2013 Financial Overview

(in thousands, except noted*)	2013	2012	2011	2010	2009
Operating results					
Net sales	**$932,998**	$936,273	$908,641	$737,084	$698,056
Net income attributable to controlling interest[1,2,3]	**39,042**	40,828	40,563	33,237	3,731
Financial position[3]					
Total assets	**$ 749,291**	$728,783	$ 719,481	$ 651,549	$ 591,564
Working capital	**388,880**	358,536	333,719	318,936	278,721
Equity	**580,511**	550,734	531,298	494,276	452,923
Per common share*					
Net income attributable to controlling interest[1,2,3]					
Basic	**$ 1.72**	$ 1.80	$ 1.80	$ 1.48	$ 0.17
Diluted	**1.69**	1.77	1.76	1.46	0.16
Book value per common share at year end	**24.99**	23.82	23.09	21.63	19.92
Other data					
Weighted average number of common shares outstanding					
Basic	**22,749**	22,680	22,589	22,517	22,447
Diluted	**23,081**	23,051	22,984	22,830	22,716
Associates*	**3,708**	3,860	3,885	3,284	3,137

(1) During the fourth quarter of 2012, the Company had a pre-tax gain on the sale of a subsidiary of $5,357,000.
(2) The fourth quarter of 2009 includes impairment charges, primarily goodwill, of $17,036,000 or $13,627,000, net of tax benefit of $3,409,000.
(3) Amounts for 2009-2012 have been restated from previously reported amounts.

Letter to Shareholders

2013 marked the fifth year of an extended recession in the United States. In spite of the loss in 2013 of revenue contributions from the sale of product lines (American Augers, Inc., Trencor and Astec Underground, Inc. trenchers) late in 2012, we were able to maintain our revenues and grow earnings during 2013. Earnings from our continuing operations grew from $34,210,000 to $39,214,000.

We entered the year with a strong balance sheet and looked for acquisitions, but were unable to conclude any during 2013. Our Board of Directors decided to institute a quarterly $0.10 per share dividend which began at the end of the first quarter of 2013.

During the year, domestic sales grew from $572,522,000 to $599,054,000, and international sales decreased from $363,751,000 to $333,944,000. International sales' percentage of total sales dropped from 38.9% to 35.8% during the year. We saw practically no growth in infrastructure spending in the United States, and the uncertainty of future spending made contractors reluctant to invest in new equipment. To overcome this, we increased our presence internationally by strategically expanding into new markets. We also developed new products to sell to the infrastructure, energy, and mining industries. While we are not losing focus on infrastructure equipment, we are trying to become less dependent on highway spending as the Government's ability to fund infrastructure continues to be uncertain. On the positive side, we are seeing a number of states increase their gas taxes and funding with less dependence on the Federal Highway Trust Fund.



Benjamin G. Brock J. Don Brock

We strive to deliver continuous increases in shareholder value through stable long-term growth in earnings per share. To that end, we plan to expand and enhance the scope and profitability of our core business through internal growth and strategic acquisitions.

In the meantime, we are developing and improving our equipment for the energy and mining business. We have successfully sold a number of our 500K oil and gas drilling rigs, pump trailers, hot water heaters for fracking, and thermal oil heaters for natural gas processing. On the renewable side of the energy business, we have completed installation of the first line of a large wood pellet plant for FRAM Renewable Fuels in Hazlehurst, Georgia. The plant was started at the end of the year and the customer has given us the order for two additional lines to go with the plant. We are optimistic we will sell additional pellet plants in 2014, based on the performance of this new facility.

In the mining segment, we are constructing a manufacturing facility to fabricate crushing and screening equipment in Brazil. This plant should be operational during the second half of 2014. We are also developing the T-Series cone crushers at Telsmith, Inc. The large 900 horsepower unit is finished and is being prototyped at this time. We see growth in track mounted crushers and screens, both in units we sell through our Aggregate and Mining Group and unit machines we sell to other OEM's to mount on their track chassis. These highly mobile units are changing the landscape of crushing equipment in the United States as well as other countries around the world. To our surprise, these units are also being used in many mining applications, particularly for opening new sites and for maintaining leases on existing sites.

Through our R&D efforts in the asphalt side of the business, we have developed equipment that will allow our customers to produce up to 70% recycled material through our existing Double Barrel facilities. We have also developed a new 100% recycle plant. Carlson Paving Products, Inc. has successfully designed and marketed a line of commercial pavers and is growing that business. Roadtec, Inc. is expanding in the European market with its product lines, and we continue to introduce new products from our domestic companies into the Australian market. Astec Australia sold its first major crushing plant during 2013 into the mining market there.

We are investing in our international sales effort in all of our companies. We also remain diligent with our focus groups, lean manufacturing, and safety initiatives.

Per our previously announced succession plan, I stepped down as CEO of the Company effective January 1, 2014. I remain with the Company as Chairman of the Board. In my new role, I will mentor our new CEO and COO while continuing to be active in our R&D and sales efforts. Our new President and CEO is Benjamin G. Brock (Ben), who has been with the Company for over 20 years, most recently as President of the Astec, Inc. operation and as Group President of the Asphalt Group.

Also changing roles as a result of our succession planning is W. Norman Smith (Norm). Norm stepped down as President and Chief Operating Officer of the Company. Norm is now Vice Chairman of the Board. In his new role, he will remain Group President of Mobile Asphalt Paving and continue to be active in sales. Our new Executive Vice President and COO is Richard J. Dorris (Rick) who has been in the asphalt equipment industry for over 30 years, and previously served as President of Heatec, Inc. and Group President of the Energy Group.

With the succession of these two men, along with retirements in other areas, we now have five recently appointed presidents effective January 1, 2014. We are extremely pleased that all of the new subsidiary presidents, as well as our new CEO and COO, have come from within the Company. Over the last forty years, it has been my desire to not only grow the Company, but to also grow the management team. It is extremely rewarding to see us have succession plans in place where we can promote from within our existing organization. This group of individuals will continue to maintain our core values and focus on the growth of our companies through innovative and new product development, coupled with industry leading customer service. We believe that our new executive management team is well-seasoned and prepared to take the Company to the next level. The skills that Norm and

I applied over the last 41 years in building a company from zero to nearly $1 billion in volume are not necessarily the skills needed in the future. We look forward to these enthusiastic individuals taking our Company to the next level and we will support their every effort.

Regarding the topic of support, I want to take this opportunity to thank all of our Shareholders for the support over the twenty-seven years that our Company has been public. I will continue to be an active part of our Board of Directors while also being helpful in the engineering, innovation, and sales side of the business.

Sincerely,

J. Don Brock
Chairman of the Board
Astec Industries, Inc.

Our goal is to grow the Company strategically through existing divisions along with acquisitions in the industries that we currently serve—infrastructure, energy, and mining. We remain vigilant in our efforts to create new products to fill customer needs and help them to be successful in what they do.

Fellow Shareholders

It is an honor to be writing you this letter as the new President and CEO of our Company. Astec Industries, Inc. (Astec) has been blessed for the past 40 years to have had a single President and CEO, Dr. J. Don Brock, who is also the Founder and Chairman of the Board. Astec has also been blessed to have successfully grown to nearly $1 billion in annual revenues under his guidance.

And while I am also blessed to have the ultimate good fortune of calling that same person my father, I am also thankful for our strong group of outside directors that executed an extensive succession planning process over the last several years. Astec is fortunate to have a strong board of directors, a strong management team, and strong associates throughout the 17 diversified divisions that make up our Company.

So, where do we go from here? Our goal is to grow the Company strategically through existing divisions (market share gains and new product development) along with acquisitions in the industries that we currently serve—infrastructure, energy, and mining.

Our companies are well positioned in the North American market, yet several still have opportunities to grow. We also have opportunities across the board to grow outside of North America. We will work on this in all of our groups to meet our goal of a 50% domestic, 50% international revenue split within 3–5 years. In addition, we remain vigilant in our efforts to create new products to fill customer needs and help them to be successful in what they do. As an example, we will be displaying 41 new products at the Con Expo show in March this year.

We did not complete any acquisitions in 2013. We will work to do so in 2014. Acquisitions are not ego-driven, so we will acquire only if there is a strategic fit with our business and cultural fit with our core values.

Thank you for taking the time to read this letter and thank you for your support as we move ahead to grow our Company. Astec's best is yet to come!

Sincerely,

Ben Brock
President and Chief Executive Officer
Astec Industries, Inc.

Net Sales *(in thousands)*


$1,000,000
800,000
600,000
400,000
200,000
0
$480,797
$583,812
$663,735
$817,801
$891,328
$698,056
$737,084
$908,641
$936,273
$932,998
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Operating Profit *(in %)*


10.00%
8.00
6.00
4.00
2.00
0
4.78%
7.81%
8.37%
9.54%
8.91%
4.39%
6.86%
6.43%
5.46%
6.00%
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Investing in New Products, Technologies and Markets

Astec Industries and its family of companies have the most creative and innovative engineering groups in the industry. Through the efforts and ingenuity of these talented individuals, we are able to continually invest in improvements to current products and in developing new products to meet the needs of customers or address changes in the market. Astec Industries also actively seeks to find new opportunities where our equipment and expertise could be applied in new and innovative ways to other industries.



Carlson CP100 Commercial Class Asphalt Paver

With the heaviest components in the commercial class market the Carlson CP 100 brings owners longer lifecycle in the material handling system. Easy access for adjustments and remote greasing stations make maintenance quick and simple. With a one piece construction that includes the track frames, the platform of the CP 100 will outlast and outperform any paver in its weight class.



Roadtec SX-8e/ex Soil Stabilizer

The Roadtec SX-8e/ex soil stabilizer-reclaimer features a clean-running 755 hp (563 kW) CAT® C18 engine. It is the largest, most powerful model in the company's line of stabilizers-reclaimers. The SX-8e/ex complies with Tier 4 interim and Stage IIIb emission standards. Weighing in at approximately 75,000 lbs. (34,090 kg), the SX-8e/ex is balanced and powerful. Four cutting speeds and right-hand flush cut allow you to use the SX-8e/ex for a range of projects including stabilizing, pulverizing, or cold recycling.



Astec Wood Pelletizing Plant

Astec's ground-breaking, state-of-the-art wood pellet plant features a number of industry-firsts and is poised to change the wood pellet production industry. The modular design with replicated parallel lines results in there being very few points in the process where any equipment failure can shut the entire plant down. In most other plants, a dryer outage would mean a total plant shutdown. In a 60 TPH Astec plant, a dryer outage means the plant continues to operate at 40 TPH. In fact, there are very few reasons why the plant would ever be completely shut down. Even major maintenance cycles may be performed line-by-line while the plant continues to operate on the other lines. Redundant design reduces down time.



Breaker Technology Mine Runner

Breaker Technology's Mine Runner is a modern day solution for a future focused mining operation aimed at safety, lower emissions, and increased productivity. Not to be confused with a customized road vehicle or generic people carrier, the Mine Runner has Hydraulic Wheel Drive (HWD) motors, providing greater power, and extended maintenance and duty cycles. With HWD for power and braking, there are no brakes to wear and fail, increasing passenger safety. Designed with one of the cleanest engine configurations, Tier 4 Interim, the mine runner meets and exceeds air quality standards.



01 | Telsmith, Inc.
02 | Breaker Technology
03 | Osborn Engineered Products SA (PTY) LTD
04 | Kolberg-Pioneer, Inc.
05 | Johnson Crushers International, Inc.
06 | Astec Mobile Screens, Inc.
07 | Astec do Brasil Fabricação de Equipamentos Ltda.
08 | Astec, Inc.—Dillman Equipment *Chattanooga, Prairie du Chien*
09 | Heatec, Inc.
10 | CEI Enterprises, Inc.
11 | Roadtec, Inc.
12 | Carlson Paving Products, Inc.
13 | Astec Mobile Machinery GmbH
14 | GEFCO, Inc.—*Loudon, Enid*
15 | Peterson Pacific Corp.
16 | Astec Australia PTY LTD



GEFCO 500K Drilling Rig

The GEFCO 500K is the most advanced and easy-to-operate rig in the world. The safe, efficient operation keeps your 2–3 man crew out of danger zones. Only ten loads for the rig, power packs, Driller's Cabin and Pipe Handler makes for fast mobility, fast rig up and fast rig down while leaving a small footprint.

The GEFCO 500K has a hook load of 500,000 lbs. (226 Tonnes). The Top Head Drive, Rack & Pinion rig also features a Slip Spindle, prolonging the life of the pipe threads. The GEFCO 500K is equipped with a Self-Erecting Driller's Control Cabin, Hydraulic Wrenches for Make Up & Break Out, Driller's Cabin operated Pipe Handling System, 27½ in. (698.5 mm) Master Bushing and Accommodates Range III Drill Pipe as well as Drill Collars & Casing to 20 in. (508 mm).



Astec Mobile Screens GT165DF

KPI-JCI and Astec Mobile Screens has released the Global Track GT165DF for contractors and producers seeking a rugged, mobile screening tool in a highly portable configuration. The GT165DF screening plant was designed as a tool for overburden, to scalp ahead or behind of a primary crusher, as well as screen a wide array of materials, from aggregates to recycle to organic materials. The large loading hopper with a variable speed feeder can withstand heavy loads while metering feed material to the screen to optimize screening production and efficiency.

Telsmith, Inc.

Industries Served:
Infrastructure and Mining
Location: Mequon, Wisconsin, USA

For over 100 years, Telsmith, Inc. has provided integrated minerals processing solutions to the global aggregate and mining industries through a commitment to ethical business practices, technologically advanced products, manufacturing excellence and world-class customer support.

With a focus on improving efficiency, profitability, and safety in customer operations, Telsmith designs and manufactures processing equipment for the reduction and sizing of raw material. Industries served include precious metals mining, processing of aggregates for construction materials and recycling of recovered materials including concrete, asphalt and glass. Core products include jaw crushers, cone crushers, impact crushers, vibrating screens and feeders.

In addition to core components, Telsmith also designs and manufactures complete processing systems. Telsmith capabilities include custom solutions ranging from track mobile crushing systems, to large modular processing plants that deliver high production results with low operating costs.

Offering a full spectrum of services including consulting, engineering and construction management, Telsmith brings a truly integrated package of solutions to the market place.

In 2013 Telsmith continued the roll-out of the T-Series line of crushers into the global marketplace with the introduction and initial sale of the T300 to a major mining company.



Infrastructure
Mining

Aggregate and Mining Group

- Crushing Equipment
- Vibrating Equipment
- Screening Equipment
- Track Plants
- Portable Plants
- Modular Plants

Photos

1 Telsmith 44CCP closed circuit cone crushing plant used for recycling operations.

2 Telsmith modular plant in operation.

3 The Telsmith JCP2238-38 is truly an all-in-one portable processing solution with a H2238 Hydra-Jaw™ crusher, 38 SBS cone, and screen.

4 Telsmith 820 Screen Track Plant processes up to 907 mtph and produces up to four products simultaneously.

5 The Telsmith T300 cone crusher capable of processing between 138–406 mtph.



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TRX SERIES

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Breaker Technology

Industries Served:
Infrastructure and Mining

Locations: Thornbury, Ontario, CA/Riverside, California, USA/Solon, Ohio, USA

Infrastructure Mining

Aggregate and Mining Group

- Mine, Quarry and Construction Equipment
- Rockbreaker Systems
- Hydraulic Breakers
- Mobile Rockbreakers
- Dedicated Scalers
- Underground Utility Vehicles
- Demolition and Construction Attachments

Breaker Technology (BTI) has been a manufacturer of a wide range of mining, quarry and construction equipment since 1958. BTI specializes in hydraulic breakers and stationary rockbreaker systems for breaking oversize rocks at primary crushers, grizzlies, drawpoints and stopes. BTI is taking reach to the extreme with its new TRX Series Rockbreaker System, representing our 2,000th Boom System produced. The NT-E Series Rockbreaker System is the 5th generation of small booms from BTI. With enhanced coverage and a larger breaker capability, this boom has an optimized structural design. Robust connections, improved pedestal mounting and common cylinders make for a maintenance friendly boom system.

BTI also produces a full line of rugged, low-profile, underground utility vehicles for the mining sector including mobile rockbreakers, scalers, scissors lifts, crane trucks, lube trucks, ANFO loaders, shotcrete mixers and placers, cassette systems and personnel vehicles. Our all new Mine Runner (all purpose vehicle) is a modern day solution for a future focused mining operation, aimed at safety, lower emissions, and increased productivity.

Well-recognized as a leader in global mining and quarry markets, BTI offers unparalleled experience and product support through its network of strategically located international distributors. When your jobs become bigger and results become tougher to achieve, rely on BTI to continue to exceed your needs.

Photos

1 NT-E20 Rockbreaker System with a BX30 Hydraulic Breaker.

2 TRX64 Rockbreaker System with a BXR65 Hydraulic Breaker.

3 MINE RUNNER All Purpose Vehicle has Hydraulic Wheel Drive.

4 Mobile Mine Truck.

5 Scissor lift truck.

6 TM15 Mobile Rockbreaker.

Osborn Engineered Products SA (PTY) LTD

Industries Served:

Infrastructure and Mining

Location: Johannesburg, South Africa



Osborn Engineered Products SA, a name synonymous with robustness and reliability, has the confidence of more than 90 years' experience to back their product range and service. From design concept and manufacture, to installation and commissioning, Osborn provides the world's mining and aggregate industries with a full range of crushers, feeders, screens, mineral sizers, grinding mills, hydraulic hammers and conveyor idlers. As one of South Africa's foremost mining equipment manufacturers, Osborn offers a complete solution, from the primary tip to the milling discharge circuits.

During 2013 a full range of robust vertical and horizontal shaft impact crushers has been added to our product offering. These versatile crushers meet the need for sand production in the aggregate environment.

Osborn now also offers an imported range of equipment sourced from the Astec group of companies in America. The range includes asphalt plants, asphalt paving equipment, trenching technology, directional drills and high frequency screens.

Osborn's installed base of operating machines is ever expanding across the globe and to support them we have a network of direct agents in numerous countries. We are able to demonstrate established working examples to prospective customers, in materials and processes, close to their home markets.

Infrastructure Mining

Aggregate and Mining Group

- Jaw and Cone Crushers
- Modular Plants
- Coal Crushers
- Vibrating Screens
- Aggregate Feeders and Conveyors
- Rotary Scrubbers

Photos

1. 1,000 tons per hour Rotary Coal Breaker.
2. Modular Jaw Crushing Plant.
3. D8 Apron Feeder.
4. GBEX Heavy Duty Vibrating Grizzly.
5. 57SBS Cone Crusher.


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Kolberg-Pioneer, Inc.

Industries Served:

Infrastructure and Mining

Location: Yankton, South Dakota, USA

Kolberg-Pioneer, Inc. (KPI) is a worldwide leader in manufacturing equipment for the aggregate, construction, paving and recycling industries. As an innovative, high-integrity manufacturer, KPI develops quality, state-of-the-art products and has the ability to engineer custom products because of its highly-qualified engineering staff.

Marketed under the KPI-JCI and Astec Mobile Screens brand, Kolberg-Pioneer, Inc. designs, manufactures and markets full lines of washing, conveying, crushing, screening, classifying and portable and mobile plant equipment. For more than 75 years, Kolberg-Pioneer's products and its dedicated KPI-JCI and Astec Mobile Screens dealer network have been recognized within the aggregate and recycling industries as suppliers of dependable equipment and experienced application-oriented support.

In 2013, Kolberg-Pioneer, Inc. rolled out innovations and improvements that provided its customers with the total solution for successful operations. New product innovations include the new 170' long SuperStacker™, the new generation Vanguard Jaw Crusher with optional tramp iron relief system, the new generation Global Track GT125 jaw crusher, and the Series 9000 Dewatering Screen. These advances demonstrate the emphasis placed on product line diversification and new market development, as well as the company's commitment to providing complete aggregate solutions. In 2013, KPI-JCI and Astec Mobile Screens was also awarded a contract with Naval Facilities Engineering and Expeditionary Warfare Center (NAVFAC EXWC) for four self-contained systems that the Navy Seabees could deploy in the Galaxy C5 aircraft.

Infrastructure

Mining

Aggregate and Mining Group

- Material Handling Equipment
- Crushing Equipment
- Screening Equipment
- Track Mount Equipment
- Washing and Classifying Equipment

Photos

1 The FastPack system is an innovative, patented combination of crushing, screening and stockpiling equipment from KPI-JCI and Astec Mobile Screens.

2 The new 36" x 170' SuperStacker™ is the latest model of KPI-JCI and Astec Mobile Screens telescoping stackers.

3 The FT2650 Fast Trax® Jaw Crusher produces up to 500 tons per hour, and is effective in aggregate or recycle applications.

4 The FT5260CC Fast Trax® Impact Crusher features the Andreas Series Impact Crusher with production rates up to 750 tons per hour.

5 The Global Track GT125 Jaw Crusher features a Vanguard Jaw Crusher and provides a large feed opening of up to 400 tons per hour.

Johnson Crushers International, Inc.

Industries Served:
Infrastructure and Mining
Location: Eugene, Oregon, USA

Johnson Crushers International, Inc. (JCI) designs, manufactures and markets full lines of cone crushers, horizontal and incline vibrating screens, track-mounted, portable and stationary crushing and screening plants under the KPI-JCI and Astec Mobile Screens brand.

In 2013, Johnson Crushers International launched the Kodiak Plus® K500+ Cone Crusher as well as the portable Kodiak Plus® K500+PM. The Kodiak Plus® K500+ is a 500-horsepower, remote-adjust cone crusher and is the latest addition to the Kodiak Plus® Cone Crusher family that includes the K200+, K300+, and K400+. The new model fills a demand for larger secondary and tertiary cone crushers that are used by high production aggregate facilities. The company also launched a new 8' x 24' horizontal screen plant and expanded its PDQ parts offerings.

Johnson Crushers International continued to broaden its line of portable crushing and screening plants. Those additions included complete new designs as well as customizations to existing designs. In 2013 it delivered an updated version of the Fast Pack system. KPI-JCI and Astec Mobile Screens was awarded a contract with Naval Facilities Engineering and Expeditionary Warfare Center (NAVFAC EXWC). In 2013, JCI accomplished acceptance and delivery of four self-contained systems that the Navy Seabees could deploy in the Galaxy C5 aircraft.



Infrastructure   Mining

Aggregate and Mining Group

- Material Handling Equipment
- Crushing Equipment
- Screening Equipment
- Track Mount Equipment
- Washing and Classifying Equipment

Photos

1 The GT200DF features a quarry-duty, state-of-the-art cone crusher design in a highly mobile package.

2 The FT6203 is a track-mounted screening plant featuring a large 6' wide x 20' long 3-deck horizontal screen.

3 The Global Track GT200CC features the Kodiak Plus® K200+ Cone Crusher, the heaviest, most efficient cone crusher in its class, and a large 6' wide, 2-deck incline screen.

4 The Combo® Screen combines the best characteristics of both incline and horizontal screens, and has proven to deliver unsurpassed productivity, efficiency and flexibility in wet or dry applications.

5 The Kodiak Plus® K500+ is a new 500-horsepower, remote-adjust cone crusher. It is the latest addition to the Kodiak Plus® Cone Crusher family.


KPI-JCI
ASTEC
GT200DF
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GT200CC
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KPI-JCI
ASTEC
GT165DF
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Energy Infrastructure Mining

Aggregate and Mining Group

- Mobile Screening Plants
- Portable Screening Plants
- Stationary Screen Structures
- High Frequency Screens

Photos

1 The Global Track GT165DF was designed to provide contractors and producers with a versatile screening plant that would handle high volumes of material in both scalping and sizing applications.

2 The FT710 KDS is a track-mounted screening plant capable of processing recycled materials, crushed stone, demolition waste, topsoil and more.

3 The High Frequency Screen from Astec Mobile Screens features aggressive vibration applied directly to the screen that allows for the highest capacity in the market for removal of fine material, as well as chip sizing, dry manufactured sand and more.

4 The PTSC 2618VM is a portable for in-line material processing and durability for site-to-site movement.

5 The Global Track GT3660 is a self-contained, track-mounted mobile conveyor that can be used as a transfer or stacking conveyor with portable or track crushing and screening equipment.

6 The ProSizer from Astec Mobile Screens incorporates a double-deck PEP Vari-Vibe high frequency screen with horizontal shaft impactor.

Astec Mobile Screens, Inc.

Industries Served:
Infrastructure and Mining
Location: Sterling, Illinois, USA

Astec Mobile Screens, Inc. is the world's premier supplier of innovative screening solutions. The full line of products includes mobile screening plants, portable and stationary screen structures and high frequency screens for the quarry, recycle, sand and gravel and other material processing industries. Operating conditions for the material producer can vary and Astec Mobile Screens responds by offering a broad range of operating systems.

In 2013, Astec Mobile Screens continued to broaden the Global Track product line by launching the GT145S and the GT165 screen plants. Astec Mobile Screens also introduced a new high frequency screen designed for the industrial sands market. The new high frequency screen for the industrial sands market is a redesigned version of Astec Mobile Screens' original Vari-Vibe® High Frequency Screen. Engineered to be a versatile screen, the high frequency screen is designed to operate in numerous markets, including fractionated reclaimed asphalt pavement (FRAP), wood pelleting and now industrial sands. Astec Mobile Screens continues its focus on the ever-growing RAP market with the ProSizer, which uses the Vari-Vibe® screen to separate RAP millings.

Astec Mobile Screens also recently completed an extensive renovation, adding much-needed space to the facility to accommodate the company's growth.

Astec do Brasil Fabricação de Equipamentos Ltda.

Industries Served:
Infrastructure and Mining

Location: Vespasiano, Minas Gerais, Brasil



Infrastructure Mining

Astec do Brasil Fabricação de Equipamentos (Astec do Brasil) began its operations in 2011 by reselling equipment and spare parts for Telsmith, KPI-JCI, Astec Mobile Screens and BTI. The operation grew with Astec do Brasil starting to assemble the first crushers in Brazil. During 2014, Astec do Brazil looks forward to starting operations in a new facility of approximately 12,300 m² and around 120 employees.

Products initially manufactured at the new facility will include stationary jaw and crushers, vibrating feeders and screens as well as the Astec Voyager 120 portable asphalt plant. Astec do Brasil also represents the track-mounted crushing and screening units from the brands Astec Mobile Screens, KPI-JCI and Telsmith, as well as acting as a support base to underground mining products from BTI.

By combining a customer-oriented sales team with after-sales support and technical assistance, Astec do Brasil focuses on acquiring new customers while maintaining its current customer base. Intending to expand and attend the demand of mining and aggregate market, Astec do Brasil reaches all potential customers through a network of local representatives.

Astec do Brasil is a joint venture between Astec Industries, Inc. and MDE, a recognized leader in providing material handling solutions to the Brazilian market. Both partners are committed to successfully positioning Astec do Brazil as a vehicle to achieve market share growth for Astec brands throughout Brazil and South America.

Aggregate and Mining Group

- Mobile Screening Plants
- Portable Screening Plants
- Stationary Screen Structures
- High Frequency Screens
- Crushing and Vibrating Equipment
- Asphalt Production Equipment

Photos

1. The GT200DF features a quarry-duty, state-of-the-art cone crusher design in a highly mobile package.
2. Telsmith cone crusher with hydraulic overload protection, chamber clearing, push button adjustment, and Telsmith's exclusive Anti-Spin system.
3. Voyager 120 highly portable asphalt plant capable of running 30% RAP (Reclaimed Asphalt Pavement).
4. The GT205S mobile track screening plant features a double-or-triple deck screen for processing sand and gravel, top soil, slag, crushed stone and recycled materials.
5. Telsmith screen installation at an aggregate processing plant.


KPI-JCI ASTEC
GT200DF
GLOBAL TRACK
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Chattanooga


Prairie du Chien

Energy Infrastructure

Astec, Inc.— Dillman Equipment

Industries Served:
Infrastructure and Energy

Locations: Chattanooga, Tennessee, USA/ Prairie du Chien, Wisconsin, USA

Asphalt Group

- Portable Asphalt Plants
- Relocatable Asphalt Plants
- Stationary Asphalt Plants
- Soil Remediation Equipment
- Wood Pellet Processing Plants
- Control Systems

Astec, Inc. continues to be a world leader in Hot and Warm Mix Asphalt (HMA/WMA) equipment technology, support and training and is renowned for excellent customer service and nationwide parts and service teams. Astec offers a complete line of portable, relocatable and stationary asphalt plant equipment produced under the Astec and the Dillman brands. In addition, Astec also manufactures soil remediation equipment and wood pellet processing plants. Core products include the Double Barrel® Drum Mixer; TCII PC-based computer control system; the Phoenix® burner series; Six Pack® Portable Asphalt plants; and New Generation long-term Storage Silos.

In 2013 Astec achieved its goal of seeing the first Astec Wood Pellet Plant begin production. This is a significant new product and a new industry for Astec. This groundbreaking, state-of-the-art wood pellet plant features a unique modular design with replicated parallel lines. Astec is very excited about the potential for this new product line and is very pleased to have orders for this plant.

Astec continues to innovate and meet the challenges that face the industry. In 2013, Astec brought to market the V-Pack™ stack temperature control system, which helps control plant exhaust temperature while increasing efficiency when running a wide range of mix types. Astec also developed a concept for a High RAP Double Barrel option, with the first retrofit version currently in operation.

Astec continues to grow and maintain customer loyalty through innovative equipment designs, industry leading customer service and state-of-the-art technical education.

Photos

1 Astec relocatable asphalt plants provide the capacity of a full-size plant with lower set-up cost.

2 Dillman relocatable asphalt plants are offered in both relocatable and portable arrangements.

3 Dillman offers asphalt producers a heavy-duty drum that generates high quality asphalt mix.

4 Astec Six Pack™ portable asphalt plant is engineered for hassle-free transporting, and quick and easy setup at the job site.

5 Astec offers the first USA manufactured complete low emission, state-of-the-art wood pellet plant.

6 Double Barrel aggregate dryer/mixer can produce asphalt mix with up to 50% recycled asphalt product.

Heatec, Inc.

Industries Served:
Infrastructure and Energy
Location: Chattanooga, Tennessee, USA



Heatec makes, sells and services a broad line of heaters, liquid storage tanks and related products. These products are used mostly at facilities of producers and manufacturers. Key users are hot-mix asphalt (HMA) plants, asphalt terminals, emulsion terminals and concrete producers. Other key users include oil and gas producers, chemical producers, food producers, roofing manufacturers, power plants, etc.

Heatec is heavily involved in building new asphalt storage terminals and emulsion plants. The company does major mechanical design and electrical engineering work for these facilities and builds much of the equipment. Heatec polymer blending systems are also used at numerous terminals for making Polymer Modified Asphalt Cement. The company also assists in on-site installation.

Industrial heaters, unrelated to asphalt, make up a large share of the products Heatec produces. Customers for industrial heaters are mainly chemical and oil-gas industries. Heatec built and delivered a variety of large heaters for the gas and oil industry.

Heatec is providing large convection heaters for wood pellet plants developed by Astec.

Energy Infrastructure

Asphalt Group

- Hot Oil Heaters
- Industrial Heaters
- Direct Contact Water Heaters
- Asphalt and Fuel Tanks
- Polymer Blending Systems
- Steam Generators
- Asphalt Terminals
- Asphalt Emulsion Plants

Photos

1. Firestream® water heater for fracking.
2. Asphalt storage tanks at a HMA plant.
3. Helitank™ portable asphalt storage tank and thermal fluid header.
4. Thermecon® thermal fluid heater for inland waterway barge.
5. Firestorm® water heater at a food processing facility.


FIRESTREAM
HEATEC

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HEATEC

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CEI Enterprises, Inc.

Industries Served:
Infrastructure and Energy

Location: Albuquerque, New Mexico, USA

Energy Infrastructure

Asphalt Group

- Asphalt Rubber Blending Systems
- Hot Oil Heaters
- Asphalt Storage Tanks
- Heavy Fuel Preheaters
- Emission Control Equipment
- Liquid Additive Systems
- Concrete Plants

CEI Enterprises, founded in 1969, is a well-known market leader in production, design and service of asphalt heating & storage systems, asphalt-rubber blending systems, and fuel handling systems. The company's product offerings extend well beyond its core market of hot mix asphalt, into other industries including oil & gas refining, chemical processing, and industrial fabrication.

Based in Albuquerque, New Mexico, CEI regularly meets the challenges of designing production equipment to meet increasingly stringent air quality regulations in the American West. The resourcefulness and adaptability of CEI's engineering & manufacturing capabilities have propelled CEI to the forefront of producing high-efficiency, low-emission equipment. In 2013, CEI expanded its product line to include turn-key asphalt emulsion plants. Additional types of production facilities are forecast for the coming year.

CEI is a market leader in asphalt-rubber blending systems. These systems utilize ground rubber from recycled tires, blended with liquid asphalt, to produce better-quality, safer, and longer-lasting roads. CEI asphalt rubber systems are among the most technologically advanced, lowest-emission, easiest to use, and best-supported in the world.

Other products include thermal oil heaters, heat transfer systems, storage tanks for liquid asphalt and fuel oils, and emissions control equipment.

Photos

1. New CEI asphalt emulsion plant installed in Nevada.
2. CEI produced this vertical helical coil heater for use in the food processing industry.
3. CEI emulsifier tank located indoors at an asphalt emulsion plant.
4. Reaction tank component of a CEI asphalt-rubber blending system.
5. Mixing trailer component of a CEI asphalt-rubber blending system.
6. CEI asphalt storage tanks.

Roadtec, Inc.

Industry Served:
Infrastructure
Location: Chattanooga, Tennessee, USA

Founded in 1981, Roadtec, Inc. (Roadtec) began as a manufacturer of asphalt pavers. Today, Roadtec offers an extensive product line, including cold planers, soil stabilizers, brooms and material transfer vehicles.

In 2013 Roadtec's two biggest innovations were the Guardian Telematics System and Edge Extended Warranties. The Guardian system allows Roadtec and its customers to always be connected to the equipment and monitor and diagnose it. The equipment can also report any faults and production totals to the customer in real time. It is truly like Roadtec is always there with the machine. The Edge Warranties provide a warranty for any piece of equipment Roadtec builds. This covers the machine for 3 years or 3,000 hours and the engine for 5 years or 6,000 hours. With this warranty it even allows Roadtec to reimburse the customer for any time they may have spent repairing the machine. These two programs have allowed Roadtec to far surpass its competition in the level of service we can provide.

Roadtec debuted many new products in 2013, one of the most important being the new Tier 4 powered RP-190e and RP-195e. These two 10' pavers have many industry leading features that have made them extremely popular and Roadtec is excited to carry this momentum into 2014.



Infrastructure

Mobile Asphalt Paving Group
- Milling Machines
- Cold In Place Asphalt Recyclers
- Commercial Class Asphalt Pavers
- Highway Class Asphalt Pavers
- Material Transfer Vehicles
- Self-Propelled Brooms

Photos

1 The RP-250S is a powerful 8' (2.5 m) steel-tracked paver built to operate with a high density dual tamper bar screed. Visibility, maintenance access, and operator comfort highlight the RP-250S. The versatile RP-250S is capable of paving roller compacted concrete as well as asphalt pavements.

2 Tier 4i engine, CAN-bus communication system, and hydraulically swinging operators' stations are just some of the newest innovations for the RP-190e. Now equipped with the Guardian® Telematics System, more time can be dedicated to paving and less to worrying.

3 Roadtec continues its commitment to providing the industry with the longest lasting and best producing front mounted brooms. With an 85 horsepower engine, positive pressure cab and side-shift pivoting broom head, the FB-85 can get the job done for years to come.

4 The Roadtec SX-8e/ex soil stabilizer-reclaimer features a clean-running 755 hp (563 kW) CAT® C18 engine. It is the largest, most powerful model in the company's line of stabilizers-reclaimers.

5 The SB-2500e/ex Shuttle Buggy® material transfer vehicle (MTV) can store and transfer hot-mixed asphalt material from a truck to a paver for continuous paving.


ROADTEC
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Carlson Paving Products, Inc.

Industry Served:
Infrastructure

Location: Tacoma, Washington, USA

Infrastructure

Mobile Asphalt Paving Group

- Asphalt Paving Screeds
- Commercial Class Asphalt Pavers
- Windrow Pick-Up Machines

Carlson Paving Products, the leader in screed technology for over 25 years, continues its upward march in the highway class asphalt industry. With its offering of seven individually unique highway class screeds and the ability of being attached to highway class pavers that are built by the six major tractor manufacturers in the world, Carlson's product line-up has been able to maintain a dominant market share of the important infrastructure building community.

Engineered, designed, built, and supported by the industry's most qualified personnel, Carlson products have been able to dominate a very demanding market segment.

Acquired by Astec Industries in 2000, Carlson Paving Products has enjoyed continued growth into the commercial paving market. With the introduction of the next generation of commercial paver, the CP-100, a heavy duty feature rich commercial class paver, Carlson provides a high quality and longer life cycle paver to a very important segment of the industry that has been long overlooked.

Carlson continues to offer industry leading attachments and innovations designed to improve productivity, safety, and durability of roads to the motoring public and maximize road dollars spent worldwide.

With unmatched support and technical knowledge, Carlson Paving Products and its customer base of paving contractors, dealers, and top OEM paver manufacturers will continue to bring innovative changes to the asphalt industry.

Photos

1 The CP-75 with its revolutionary new material delivery system takes this class of paving to new heights. Incorporating onboard generator, electric heat and screed mounted controls, the CP-75 is sure to become the new standard in small class paving.

2 EZIII Paving Screeds use an advanced design in heating elements to deliver even controllable heat.

3 Carlson's newly designed EZ R2 10 rear mount asphalt screed.

4 Carlson's EZIV Asphalt Screed.

5 Carlson's exclusive LED safety Blade Light.

6 The Safety Edge Endgate attachment made for all Carlson screeds, as well as all other manufacturers' screeds, produces a compacted and extruded road edge at a 30° angle for greater public safety.

Astec Mobile Machinery GmbH

Industry Served:
Infrastructure
Location: Hameln, Germany



Astec Mobile Machinery (AMM) GmbH is Astec's European technology and marketing company with German roots. The focus of the company is to get technical excellence in product design and service in a very competitive manner.

Located in Hameln, a road machinery center for Germany, AMM designs road machinery and sells and services other Astec group products, like the Roadtec Shuttle Buggy® Material Transfer Vehicle and Cold Planers. Modern facilities allow high technology standards, combined with an extraordinary quality of the local supplier base and educated employees. Local area agents assist the AMM sales organization, to coordinate the marketing and service efforts for the individual product.

AMM produces roadside pavers, soil compactors, high-density paver screeds and material remix hoppers for stabilized soil and asphalt mixes. The newly released twin tamper screeds and the RMH (remix hopper) is the engineering answer for the better roads of the 21st century campaign of the German Department of transportation.

With the introduction of Shuttle Buggy® MTV remix technology in Europe, the governments are becoming more sensitive to road pavement quality improvements by new technology. AMM will invest further into new products of this segment to serve this market to offer efficient and powerful products. AMM is pleased to be able to say that after one year of actively promoting the Roadtec Buggies, they are becoming the standard material transfer vehicle for the German market.

Infrastructure

Mobile Asphalt Paving Group

- Material Transfer Vehicle
- Asphalt Pavers—Asphalt Screeds
- Milling Machines
- Cold In Place Recyclers
- Front Mounted Brooms
- Road Wideners

Photos

1 Newly developed self-propelled Remix hopper insert for pavers.

2 Shuttle Buggy material transfer vehicle.

3 High Density paver screed.

4 New Boxer soil compactor roller with integrated compaction monitor.

5 Largest rental fleet of Shuttle Buggies in Europe.


MISCHGUT HOMOGENISIERER
Solution for homogeneous Mixes
www.astec-europa.de · phone: +49 5151 78105-0
ROADTEC
an Astec Industries Company
RP-2505

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BOXER
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Enid


Loudon

Energy Infrastructure Mining

Underground Group

- Fluid Pump Trailers
- Drills for Oil and Gas
- Water Well Drills
- Drills for Mining Core Samples

GEFCO, Inc.

Industries Served:

Infrastructure and Energy

Locations: Enid, Oklahoma, USA/
Loudon, Tennessee, USA

GEFCO is a world leader in the design and manufacture of portable drilling rigs and related equipment for the water well, environmental, groundwater monitoring, construction, mining and shallow oil & gas exploration and production industries. With two plants located in Enid, Oklahoma and Loudon, Tennessee, our facilities include fully-integrated machine shops, fabrication and weld shops, assembly, painting and testing facilities.

The Enid facility currently manufactures top head drive drilling rigs, rotary table drilling rigs and the King Oil Tools product line.

The Loudon facility currently manufactures the GEFCO 500K, a vertical drilling rig and the GEFCO DP 2000, both products for the oil and gas industry. Both locations manufacture equipment that targets similar markets and products.

For more than 82 years, GEFCO has provided rugged and dependable equipment that has been delivered to over 100 countries. GEFCO will continue its long tradition of providing the highest quality drilling equipment and service available in the marketplace. Their primary focus is meeting the needs and expectations of the customers and the industries that they serve.

Photos

1. GEFCO 500K—Top Head Drilling Rig.
2. GEFCO 135—Rotary Table Drilling Rig.
3. GEFCO 500K—Top Head Drilling Rig.
4. GEFCO DP 2000—Double Pumper.
5. GEFCO 50K—Top Head Drilling Rig.
6. GEFCO 22RC—Rotary Table Drilling Rig.

Peterson Pacific Corp.

Industries Served:
Infrastructure and Energy
Location: Eugene, Oregon, USA

Peterson Pacific Corp. is a Eugene, Oregon based manufacturer of horizontal grinders, disc and drum chippers, wood debarkers, blower trucks, and screens that are sold worldwide. The company has 110,000 square feet of modern manufacturing space with an innovative engineering group. The company also has an East Coast Parts Distribution Warehouse to better serve their East Coast customers. Peterson machines are sold and supported through a worldwide network of distributors and direct sales and service representatives.

Peterson Horizontal Grinders reduce wood, low value logs and other organic materials; the reduced material is used in the compost, mulch and biomass energy markets. Peterson grinders can also reduce certain construction and demolition materials such as asphalt shingles that can be then recycled and used in hot mix asphalt paving. Peterson drum and disc chippers and debarkers are used to produce wood chips for pulp and paper production as well as biomass energy markets. Peterson blower trucks and trailers are used to broadcast compost and mulch for landscaping and erosion control. Peterson deck screens are used for classifying materials to maximize the value of each product. Many Peterson machines are available in either electric or diesel power depending on the application. For increased mobility at a job site, both tracked and wheeled versions of many of their products are available.



Infrastructure Energy

Other Group

- Whole Tree Chippers
- Whole Tree Debarkers
- Horizontal Grinders
- Blower Trucks and Trailers
- Screening Equipment

Photos

1. A Peterson 5710C Horizontal Grinder paired with a Peterson GT-3660 Stacking Conveyor allows mobility and larger piles of ground material.
2. Peterson 5000H Whole Tree Chippers are the premier in-field chipping solution for clean pulp and paper chips.
3. The Peterson DS6162 Deck Screen is ideal for operations that need multiple classifications of screened material.
4. The Peterson 7900EL Disc Chipper paired with a 6830 chain flail debarker is the ultimate in-field chipping application for really large wood.
5. Peterson's new 5710D Horizontal Grinder is their latest in a long line of recycling machines.



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Energy Infrastructure Mining

Other Group
REPRESENTING:

- Astec, Inc.
- Astec Underground
- Carlson Paving Products
- Heatec
- CEI Enterprises
- KPI-JCI and Astec Mobile Screens
- Osborn Engineered Products
- Roadtec
- Telsmith
- Breaker Technology

Photos

1. Modular aggregate crushing and screening plant.
2. Astec portable asphalt production plant.
3. Astec Australia offers state-of-the-art training classes for plant operators.
4. Roadtec RP-170 rubber-tire asphalt paver.
5. Roadtec RX-700 milling machine.
6. KPI-JCI Fast Trax® mobile aggregate processing plant.

Astec Australia PTY LTD

Industries Served:
Infrastructure, Mining and Energy
Location: Acacia Ridge, Queensland, Australia

Committed to providing exceptional service and delivering quality equipment, Astec Australia PTY LTD (Astec Australia) continues to expand operations in Australia and New Zealand for the Astec Industries Family of Companies.

Achievements for 2013 were the installation of two full crushing and processing plants for the mining industry and mobile underground rock breakers for the precious minerals industry. These products contributed strongly to the growth of Astec's Aggregate and Mining Group, doubling sales from 2012 that were double that for 2011. Installations of asphalt plants and paving equipment were achieved throughout the year maintaining Astec's reputation as a leading supplier in the Australian Asphalt Industry.

Astec Australia added service offerings through the introduction of the Astec Asphalt Plant Operators Schools. These schools, facilitated with Astec Inc., are now an extremely popular annual event on our calendar.

Astec Australia will continue to develop opportunities for the Astec Industries Family of Companies, maintaining its asphalt and paving focus while building on its entry into the aggregate and mining industry and seeking opportunities for the Energy Group. With a service network now established in Perth, Melbourne, Sydney and Brisbane backed up by additional warehouses in Perth and Melbourne, Astec Australia is well placed to grow its after-market business.

Corporate Information

Board of Directors

J. Don Brock, PhD
Chairman of the Board of Astec Industries, Inc.
Chairman—Executive Committee

W. Norman Smith
Vice Chairman and Group President—Mobile Asphalt Paving of Astec Industries, Inc.
Member—Executive Committee

James B. Baker
Managing Partner of River Associates Investments, LLC
Member—Audit Committee
Member—Compensation Committee

Phillip E. Casey
Former Chairman of the Board of Gerdau Ameristeel Corporation
Member—Audit Committee
Member—Compensation Committee

Willliam G. Dorey
Former Chief Executive Officer and President of Granite Construction, Inc.
Member—Nominating and Corporate Governance Committee
Member—Compensation Committee

Daniel K. Frierson
Chairman of the Board and Chief Executive Officer of the Dixie Group, Inc.
Member—Executive Committee
Chairman—Nominating and Corporate Governance Committee

William D. Gehl
Chairman of the Board of IBD Southeastern Wisconsin
Chairman of the Board of FreightCar America
Chairman—Compensation Committee
Member—Audit Committee

Willliam B. Sansom
Chairman of the Board and Chief Executive Officer of The H.T. Hackney Co.
Member—Audit Committee
Member—Nominating and Corporate Governance Committee, Lead Independent Director

Glen E. Tellock
Chairman of the Board, President and Chief Executive Officer of The Manitowoc Company, Inc.
Chairman—Audit Committee
Member—Nominating and Corporate Governance Committee

Benjamin G. Brock
President and Chief Executive Officer of Astec Industries, Inc.

Corporate Executive Officers



PICTURED ABOVE, FROM LEFT TO RIGHT, TOP TO BOTTOM:

Benjamin G. Brock
President and Chief Executive Officer

J. Don Brock
Chairman of the Board

W. Norman Smith
Vice Chairman and Group President—Mobile Asphalt Paving

Richard J. Dorris
Executive Vice President and Chief Operating Officer

Richard A. Patek
Group President Aggregate & Mining Group

Joseph P. Vig
Group President AggReCon Group

David C. Silivious
Vice President, CFO and Treasurer

Stephen C. Anderson
V.P. of Administration, Corporate Secretary and Director of Investor Relations

Robin A. Leffew
Corporate Controller

Other Information

Transfer Agent
Computershare
250 Royall Street, Canton, MA 02021
800.617.6437
www.computershare.com/investor

Stock Exchange
NASDAQ, National Market—ASTE

Auditors
Ernst & Young LLP, Chattanooga, TN

General Counsel and Litigation
Chambliss, Bahner & Stophel, P.C., Chattanooga, TN

Securities Counsel
Alston & Bird LLP, Atlanta, GA

Investor Relations
Stephen C. Anderson, Director, 423.553.5934

Corporate Office
Astec Industries, Inc., 1725 Shepherd Road, Chattanooga, TN 37421
Ph 423.899.5898 Fax 423.899.4456
www.astecindustries.com

The form 10-K, as filed with the Securities and Exchange Commission, may be obtained at no cost by any shareholder upon written request to Astec Industries, Inc., Attention Investor Relations.

The Company's Code of Conduct is posted at www.astecindustries.com.

The Annual Meeting will be held on April 24, 2014 at 10:00 A.M., EST in the Training Center of Astec, Inc. located at 4101 Jerome Avenue, Chattanooga, TN 37407.

FINANCIAL INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except as noted*)

	2013	2012	2011	2010	2009
Consolidated Statement of Income Data					
Net sales	$932,998	$936,273	$908,641	$737,084	$698,056
Gross profit[1, 4]	207,119	207,951	211,533	175,929	147,540
Gross profit %[4]	22.2%	22.2%	23.3%	23.9%	21.1%
Selling, general and administrative expenses[2]	133,337	136,323	132,371	109,354	100,651
Intangible asset impairment charge[3]	--	--	--	--	17,036
Research and development	18,101	20,520	20,764	15,987	16,257
Income from operations[4]	55,681	51,108	58,398	50,588	13,596
Interest expense	423	339	190	339	532
Other income (expense), net	1,937	1,783	1,082	632	1,118
Net income from continuing operations[4]	39,214	34,210	40,440	34,648	5,849
Income (loss) from discontinued operations, net of tax	--	3,401	225	(1,269)	(2,080)
Gain on sale of subsidiary, net of tax	--	3,378	--	--	--
Net income[4]	39,214	40,989	40,665	33,379	3,769
Net income attributable to controlling interest[4]	39,042	40,828	40,563	33,237	3,731
Earnings (loss) per common share*[4]					
Net income attributable to controlling interest from continuing operations					
Basic	1.72	1.50	1.79	1.53	0.26
Diluted	1.69	1.48	1.76	1.51	0.26
Income (loss) from discontinued operations					
Basic	--	0.30	0.01	(0.06)	(0.09)
Diluted	--	0.29	0.01	(0.06)	(0.09)
Net income attributable to controlling interest					
Basic	1.72	1.80	1.80	1.48	0.17
Diluted	1.69	1.77	1.76	1.46	0.16
Consolidated Balance Sheet Data					
Working capital[4]	$388,880	$358,536	$333,719	$318,936	$278,721
Total assets[4]	749,291	728,783	719,481	651,549	591,564
Total short-term debt	--	--	--	--	--
Long-term debt, less current maturities	--	--	--	--	--
Total equity[4]	580,511	550,734	531,298	494,276	452,923
Cash dividends declared per common share*	0.30	1.00	--	--	--
Book value per diluted common share at year-end*[4]	24.99	23.82	23.09	21.63	19.92

[1]2011 Gross profit includes charges of $2,162,000 related to sale of utility product line assets in the Underground Group.

[2]2011 Selling, general and administrative expenses include an impairment charge of $2,304,000 related to aviation equipment classified as held for sale during 2011.

[3]2009 includes impairment charges, primarily goodwill, of $17,036,000, or $15,022,000 after tax.

[4]Amounts shown for 2009-2012 have been increased from amounts previously reported in Forms 10-K due to a restatement for an error related to the elimination of intercompany profit on interdivisional sales. See Note 2 to the accompanying consolidated financial statements for additional details.

SUPPLEMENTARY FINANCIAL DATA

(in thousands, except as noted*)

Quarterly Financial Highlights (Unaudited)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2013	Net sales	$247,833	$248,127	$213,177	$223,861
	Gross profit	58,567	55,442	45,787	47,323
	Net income from continuing operations	13,251	11,152	6,527	8,284
	Net income	13,251	11,152	6,527	8,284
	Net income attributable to controlling interest	13,171	11,092	6,514	8,265
	Earnings per common share*				
	Net income attributable to controlling interest				
	Basic	0.58	0.49	0.29	0.36
	Diluted	0.57	0.48	0.28	0.36
2012	Net sales	$251,967	$238,275	$218,391	$227,640
	Gross profit[1]	59,020	53,323	47,297	48,311
	Net income from continuing operations[1]	12,293	9,741	6,633	5,543
	Income from discontinued operations	234	848	318	5,379
	Net income[1]	12,527	10,589	6,951	10,922
	Net income attributable to controlling interest[1]	12,514	10,526	6,903	10,885
	Earnings per common share*				
	Net income attributable to controlling interest from continuing operations[1]:				
	Basic	0.54	0.42	0.29	0.24
	Diluted	0.53	0.42	0.29	0.24
	Income from discontinued operations:				
	Basic	0.01	0.04	0.01	0.24
	Diluted	0.01	0.04	0.01	0.23
	Net income attributable to controlling interest[1]:				
	Basic	0.55	0.46	0.30	0.48
	Diluted	0.54	0.46	0.30	0.47
Common Stock Price*					
	2013 High	$36.99	$35.85	$37.50	$39.01
	2013 Low	33.50	30.87	33.15	33.23
	2012 High	$40.68	$37.12	$34.10	$33.47
	2012 Low	32.60	26.48	27.01	26.09

[1]Amounts shown have been increased from amounts previously reported in Forms 10Q and 10K due to a restatement of 2012 financial statements (See Note 2 to the accompanying financial statements for additional details). The quarterly impact of the restatement is as follows:

a. Gross profit increased by $423,000, $262,000, $82,000 and $245,000 in the first, second, third and fourth quarters of 2012, respectively.
b. Net income from continuing operations, net income and net income attributable to controlling interest increased by $269,000, $160,000, $51,000 and $141,000 in the first, second, third and fourth quarters of 2012, respectively.
c. Basic earnings per share on net income attributable to controlling interest from continuing operations increased $0.01 in the first and second quarters of 2012.
d. Diluted earnings per share on net income attributable to controlling interest from continuing operations increased $0.01 in the first, second and fourth quarters of 2012.
e. Basic earnings per share on net income attributable to controlling interest increased $0.01 in the first and fourth quarters of 2012.
f. Diluted earnings per share on net income attributable to controlling interest increased $0.01 in the first and fourth quarters of 2012.

The Company's common stock is traded in the Nasdaq National Market under the symbol ASTE. Prices shown are the high and low sales prices as announced by the Nasdaq National Market. The Company paid a dividend of $1.00 per share on its common stock in the fourth quarter of 2012. On February 28, 2013, the Company's Board of Directors approved a dividend policy pursuant to which the Company began paying a quarterly $0.10 per share dividend on its common stock beginning in the second quarter of 2013. The Company paid quarterly dividends of $0.10 per common share to shareholders in the second, third and fourth quarters of 2013. As determined by the proxy search on the record date for the Company's 2014 annual shareholders' meeting, the number of holders of record is approximately 300.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in these forward-looking statements. For additional information regarding forward-looking statements, see "Forward-looking Statements" on page 59.

Overview

Astec Industries, Inc. (the "Company") is a leading manufacturer and seller of equipment for the road building, aggregate processing, geothermal, water and oil and gas and wood processing industries. The Company's businesses:

- design, engineer, manufacture and market equipment that is used in each phase of road building, including quarrying and crushing the aggregate, producing asphalt or concrete, recycling old asphalt or concrete and applying the asphalt;
- design, engineer, manufacture and market additional equipment and components, including geothermal drilling, oil and natural gas drilling, industrial heat transfer, wood chipping and grinding, wood pellet processing; and
- manufacture and sell replacement parts for equipment in each of its product lines.

The Company has 15 manufacturing companies, 14 of which fall within four reportable operating segments, which include the Asphalt Group, the Aggregate and Mining Group, the Mobile Asphalt Paving Group and the Underground Group. The business units in the Asphalt Group design, manufacture and market a complete line of asphalt plants and related components, heating and heat transfer processing equipment and storage tanks for the asphalt paving and other unrelated industries including energy production, concrete mixing plants and wood pellet processing equipment. The business units in the Aggregate and Mining Group design, manufacture and market equipment for the aggregate, metallic mining and recycling industries. The business units in the Mobile Asphalt Paving Group design, manufacture and market asphalt pavers, material transfer vehicles, milling machines, stabilizers and screeds. The business units in the Underground Group design, manufacture and market portable drilling rigs and related equipment for the water well, environmental, groundwater monitoring, construction, geothermal, mining and shallow oil and gas exploration and production industries. The Company also has one other category that contains the business units that do not meet the requirements for separate disclosure as an operating segment. The business units in the Other category include Peterson Pacific Corp. ("Peterson"), Astec Australia Pty Ltd ("Astec Australia"), Astec Insurance Company ("Astec Insurance" or "the captive") and Astec Industries, Inc., the parent company. Peterson designs, manufactures and markets whole-tree pulpwood chippers, horizontal grinders and blower trucks. Astec Australia markets and installs equipment, services and provides parts for many of the products produced by the Company's manufacturing companies. Astec Insurance is a captive insurance company.

The Company's financial performance is affected by a number of factors, including the cyclical nature and varying conditions of the markets it serves. Demand in these markets fluctuates in response to overall economic conditions and is particularly sensitive to the amount of public sector spending on infrastructure development, privately funded infrastructure development, changes in the price of crude oil, which affects the cost of fuel and liquid asphalt, and changes in the price of steel.

The Company believes that federal highway funding influences the purchasing decisions of the Company's customers, who are typically more comfortable making capital equipment purchases with such legislation in place. Federal funding provides for approximately 25% of all highway, street, roadway and parking construction in the United States.

The U.S. Congress funded federal transportation expenditures for the fiscal year ending September 30, 2011 at the 2010 level of $41.1 billion, and it approved short-term funding of federal transportation expenditures for the six-month period ending on March 31, 2012 at the same levels.

In July 2012, President Obama signed into law the "Moving Ahead for Progress in the 21st Century Act" ("Map-21"), which authorizes $105 billion of federal spending on highway and public transportation programs through fiscal year 2014. Map-21 was the first long-term highway legislation enacted since 2005 and continued federal highway and transit funding at 2012 levels with modest increases for inflation. Although Map-21 helped stabilize the federal highway program in the near term, the Company believes a longer multi-year highway program would have the greatest positive impact on the road construction industry and allow its customers to plan and execute longer-term projects. The level of future federal highway construction is uncertain and any future funding may be at lower levels than in the past.

Several other countries have implemented infrastructure spending programs to stimulate their economies. The Company believes these spending programs have had a positive impact on its financial performance; however, the magnitude of that impact cannot be determined.

The public sector spending described above is needed to fund road, bridge and mass transit improvements. The Company believes that increased funding is unquestionably needed to restore the nation's highways to a quality level required for safety, fuel efficiency and mitigation of congestion. In the Company's opinion, amounts needed for such improvements are significantly greater than amounts approved to date, and funding mechanisms such as the federal usage fee per gallon of gasoline, which has not been increased in 20 years, would likely need to be increased along with other measures to generate the funds needed.

In addition to public sector funding, the economies in the markets the Company serves, the price of oil and its impact on customers' purchasing decisions and the price of steel may each affect the Company's financial performance. Economic downturns generally result in decreased purchasing by the Company's customers, which, in turn, causes reductions in sales and increased pricing pressure on the Company's products. Rising interest rates also typically negatively impact customers' attitudes toward purchasing equipment. The Federal Reserve has maintained historically low interest rates in response to the economic downturn which began in 2009; however, interest rates may increase in 2014.

Significant portions of the Company's revenues relate to the sale of equipment involved in the production, handling, recycling or installation of asphalt mix. Liquid asphalt is a by-product of oil production. An increase in the price of oil increases the cost of asphalt, which is likely to decrease demand for asphalt and therefore decrease demand for certain Company products. While increasing oil prices may have a negative financial impact on many of the Company's customers, the Company's equipment can use a significant amount of recycled asphalt pavement, thereby mitigating the effect of increased oil prices on the final cost of asphalt for the customer. The Company continues to develop products and initiatives to reduce the amount of oil and related products required to produce asphalt mix. Oil price volatility makes it difficult to predict the costs of oil-based products used in road construction such as liquid asphalt and gasoline. The Company's customers appear to be adapting their prices in response to the fluctuating oil prices, and the fluctuations did not appear to significantly impair equipment purchases in 2013. The Company expects oil prices to continue to fluctuate in 2014. Minor fluctuations in oil prices should not have a significant impact on customers' buying decisions. However, political uncertainty in oil producing countries, interruptions in oil production due to disasters, whether natural or man-made, or other economic factors could significantly impact oil prices which could negatively impact demand for the Company's products.

Contrary to the negative impact of higher oil prices on many of the Company's products as discussed above, sales of several of the Company's products, including products manufactured by the Underground Group, which are used to drill for oil and natural gas, would benefit from higher oil and natural gas prices, to the extent that such higher prices lead to further development of oil and natural gas production. The Company believes further development of domestic oil and natural gas production capabilities is needed and would positively impact the domestic economy and the Company's business.

Steel is a major component in the Company's equipment. Moderate steel price increases occurred during the fourth quarter of 2013. Steel prices have stabilized in the first quarter of 2014 with moderate demand and relatively short mill lead times for most products. The Company expects steel prices to remain near current levels in the short term unless there is significant demand increases due to growth in the broader economy. It is uncertain, however, if these trends will continue throughout the remainder of 2014. The Company continues to utilize forward-looking contracts coupled with advanced steel purchases to minimize the impact of increased steel prices. The Company will continue to review the trends in steel prices in future months and establish future contract pricing accordingly.

In addition to the factors stated above, many of the Company's markets are highly competitive, and its products compete worldwide with a number of other manufacturers and dealers that produce and sell similar products. During 2011 and a portion of 2012, a weak dollar, combined with improving economic conditions in certain foreign economies, had a positive impact on the Company's international sales. In 2013, the dollar strengthened against many foreign currencies which had a negative effect on pricing in certain foreign markets the Company serves. The Company expects the dollar to remain strong in the near-term relative to most foreign currencies. Increasing domestic interest rates or weakening economic conditions abroad could cause the dollar to continue to strengthen, which could negatively impact the Company's international sales.

In the United States and internationally, the Company's equipment is marketed directly to customers as well as through dealers. During 2013, approximately 75% to 80% of equipment sold by the Company was sold directly to the end user. The Company expects this ratio to remain relatively consistent through 2014.

The Company is operated on a decentralized basis with a complete management team for each operating subsidiary. Finance, insurance, legal, shareholder relations, corporate accounting and other corporate matters are primarily handled at the corporate level (i.e., Astec Industries, Inc., the parent company). The engineering, design, sales, manufacturing and basic accounting functions are all handled at each individual subsidiary. Standard accounting procedures are prescribed and followed in all reporting.

The non-union employees of each subsidiary have the opportunity to earn profit-sharing incentives in the aggregate of up to 10% of each subsidiary's after-tax profit if such subsidiary meets established goals. These goals are based on the subsidiary's return on capital employed, cash flow on capital employed and safety. The profit-sharing incentives for subsidiary presidents and corporate officers are normally paid from a separate formula-driven pool based on the same key performance indicators used in the employee incentive plan.

Explanatory Note

The Company has restated its previously filed consolidated balance sheets as of December 31, 2012 and 2011 and its consolidated income statements for the years ended December 31, 2012 and 2011 to correct immaterial accounting errors related to the elimination of intercompany profits on interdivisional sales within the Company's Asphalt Group. Management discovered the error during its routine month-end review of its September 2013 internal financial statements while investigating an unexpected variance at one of its subsidiaries. The errors caused the financial results and inventory levels previously reported for 2009 through 2012 to be understated by an immaterial amount each period. Although the impact of the errors was immaterial in each period, the cumulative impact of the correcting the errors, when aggregated together, would have been material to the Company's consolidated income statement for the year ended December 31, 2013. A description of the error follows.

As part of the process to consolidate each of the Company's subsidiaries' financial statements each month, intercompany and interdivisional sales and cost of sales recorded on the Company's subsidiaries' books must be eliminated. Additionally, inventory levels must be decreased and margins deferred for the portion of these products that have not yet been sold to non-affiliated customers. Beginning in 2009, sales and cost of sales on interdivisional transactions between the two divisions of the Company's subsidiary, Astec, Inc., were properly eliminated at the time of the interdivision sales; however, the related margins were not subsequently recognized when the products were eventually sold to non-affiliated customers. This resulted in an understatement of margins, related income taxes and inventory levels as reported in the Company's consolidated financial statements for each period.

For further details on the nature of the corrections and the related impact on the Company's previously issued consolidated financial statements, see Note 2, "Restatement of Previously issued Financial States" included in the notes to the consolidated financial statements.

Results of Operations: 2013 vs. 2012

Net Sales
Net sales decreased $3,275,000 or 0.3%, from $936,273,000 in 2012 to $932,998,000 in 2013. Sales are generated primarily from new equipment purchases made by customers for use in construction for privately funded infrastructure and public sector spending on infrastructure as well as equipment for the aggregate, mining, quarrying and recycle markets and the oil and gas and geothermal industries.

Domestic sales for 2013 were $599,054,000 or 64.2% of consolidated net sales compared to $572,522,000 or 61.1% of consolidated net sales for 2012, an increase of $26,532,000 or 4.6%. The overall increase in domestic sales for 2013 compared to 2012 reflects the strengthening economic conditions for the Company's products in the domestic market.

International sales for 2013 were $333,944,000 or 35.8% of consolidated net sales compared to $363,751,000 or 38.9% of consolidated net sales for 2012, a decrease of $29,807,000 or 8.2%. International sales decreased due to the economic uncertainties in several countries in which the Company markets its products as well as a strengthening U.S. dollar against many foreign currencies. The Company continues its efforts to grow its international business by increasing its presence in the markets it serves.

Parts sales as a percentage of consolidated net sales increased 20 basis points to 26.5% in 2013 from 26.3% in 2012. In dollars, parts sales increased 0.4% to $246,905,000 in 2013 from $245,851,000 in 2012.

Gross Profit
Consolidated gross profit as a percentage of sales remained constant at 22.2% in 2013 and 2012.

Selling, General and Administrative Expense
Selling, general and administrative expenses for 2013 were $133,337,000 or 14.3% of net sales, compared to $136,323,000 or 14.6% of net sales for 2012, a decrease of $2,986,000 or 2.2%. In 2013, the Company recorded $799,000 of expense related to the 2014 ConExpo Show compared to $143,000 in 2012. The decrease in selling, general and administrative expense from prior year was primarily due to a decrease in legal and professional expenses of $1,525,000.

Research and Development
Research and development expenses decreased $2,419,000 or 11.8% to $18,101,000 in 2013 from $20,520,000 in 2012. During 2013 and 2012, the Company invested heavily in research and development across all segments for numerous new equipment offerings which will be showcased at the 2014 ConExpo Show.

Interest Expense
Interest expense in 2013 increased $84,000, or 24.8%, to $423,000 from $339,000 in 2012. The increase in interest expense in 2013 compared to 2012 related primarily to the increase in bank fees related to the Company's line of credit agreement with Wells Fargo.

Interest Income
Interest income decreased $98,000 or 8.6% to $1,047,000 in 2013 from $1,145,000 in 2012.

Other Income (Expense), Net
Other income (expense), net was $1,937,000 in 2013 compared to $1,783,000 in 2012, an increase of $154,000 or 8.6% due to an increase in investment income on a portion of the Company's excess cash invested in mutual funds beginning in 2013.

Income Tax
Income tax expense on continuing operations for 2013 was $19,028,000, compared to income tax expense of $19,487,000 for 2012. The effective tax rates for 2013 and 2012 were 32.7% and 36.3%, respectively. The primary reason for the decrease in the effective tax rate from 2012 to 2013 is tax legislation passed in early 2013 that allowed the Company to obtain a tax credit in 2013 based upon amounts expensed for research and development in 2012 in addition to research and development costs incurred in 2013.

Net Income Attributable To Controlling Interest
The Company had net income attributable to controlling interest of $39,042,000 in 2013 compared to $40,828,000 in 2012 (which includes $6,779,000 of income from discontinued operations) for a decrease of $1,786,000, or 4.4%. Earnings per diluted share decreased $0.08 from $1.77 in 2012 to $1.69 in 2013. Weighted average diluted shares outstanding for the years ended December 31, 2013 and 2012 were 23,081,000 and 23,051,000, respectively. The increase in shares outstanding is primarily due to the granting of restricted stock units.

Backlog

The backlog of orders at December 31, 2013 was $290,242,000 compared to $263,791,000 at December 31, 2012, an increase of $26,451,000, or 10.0%. The increase in the backlog of orders was due to an increase in domestic backlog of $43,880,000 or 28.0% offset by a decrease in international backlog of $17,429,000 or 16.3%. The Aggregate and Mining Group backlog increased $16,899,000 or 19.2% from 2012 to 2013 due in part to an order received in late 2013 for a large crushing, screening and wash plant for a domestic customer. The Asphalt Group backlog increased $13,891,000 or 9.9% from 2012. The Underground Group backlog increased $669,000 or 4.8% from 2012 due to the increased demand for units for the oil and gas industry in the latter part of 2013. The Mobile Asphalt Paving Group backlog increased $1,826,000 or 42.8%. The Mobile Asphalt Paving Group typically operates with a smaller backlog than the other segments due to the nature of its products. The Company is unable to determine whether the increase in backlogs was experienced by the industry as a whole.

Net Sales by Segment (in thousands)

	2013	2012	$ Change	% Change
Asphalt Group	$ 237,959	$ 234,562	$ 3,397	1.4%
Aggregate and Mining Group	350,514	355,428	(4,914)	(1.4%)
Mobile Asphalt Paving Group	168,444	158,115	10,329	6.5%
Underground Group	73,104	82,802	(9,698)	(11.7%)
Other Group	102,977	105,366	(2,389)	(2.3%)

Asphalt Group: Sales in this group increased to $237,959,000 in 2013 compared to $234,562,000 in 2012, an increase of $3,397,000 or 1.4%. Domestic sales for the Asphalt Group increased 11.4% in 2013 compared to 2012 due to the strengthening of the U.S. domestic economy. International sales for the Asphalt Group decreased 23.8% in 2013 compared to 2012. The decrease in international sales occurred primarily in Canada, Mexico, Asia, India and Central America. Parts sales for the Asphalt Group increased 4.8% in 2013 compared to 2012.

Aggregate and Mining Group: Sales in this group were $350,514,000 in 2013 compared to $355,428,000 in 2012, a decrease of $4,914,000 or 1.4%. Domestic sales for the Aggregate and Mining Group increased 1.9% in 2013 compared to 2012 primarily due to improving economic conditions and improved demand related to infrastructure, particularly in the oil and gas producing regions of the country. International sales for the Aggregate and Mining Group decreased 4.6% in 2013 compared to 2012. The decrease in international sales occurred primarily in Europe, Post-Soviet States, South America, China and Brazil. Parts sales for the Aggregate and Mining Group increased 5.5% in 2013 compared to 2012.

Mobile Asphalt Paving Group: Sales in this group were $168,444,000 in 2013 compared to $158,115,000 in 2012, an increase of $10,329,000 or 6.5%. Domestic sales for the Mobile Asphalt Paving Group increased 8.8% in 2013 over 2012. The Mobile Asphalt Paving Group completed the first phase of the redesign of equipment models affected by the federally mandated switch to Tier IV engines which resulted in an increase in interest from domestic customers for the newly designed models in 2013. International sales for the Mobile Asphalt Paving Group decreased 3.9% in 2013 compared to 2012. The decrease internationally occurred primarily in Russia offset by an increase in Europe. Parts sales for this group remained relatively flat in 2013 compared to 2012.

Underground Group: Sales in this group were $73,104,000 in 2013 compared to $82,802,000 in 2012, a decrease of $9,698,000 or 11.7%. Domestic sales for the Underground Group decreased 27.9% in 2013 compared to 2012 due to the sale of the small utility trencher and drill line of products in 2012. International sales for the Underground Group increased 38.9% in 2013 compared to 2012. The increase in international sales occurred in the Post-Soviet States and Africa, and was primarily related to water well drilling rigs sales. Parts sales for the Underground Group decreased 31.3% in 2013 due to the sale of the small utility trencher and drill line of products in 2012.

Other Group: Sales for the Other Group were $102,977,000 in 2013 compared to $105,366,000 in 2012, a decrease of $2,389,000 or 2.3%. Domestic sales for the Other Group, which are generated by Peterson Pacific Corp., increased 28.1% in 2013 compared to 2012. The increase in sales was a result of land clearing projects for a large pipeline project in the northeastern U.S., as well as an improvement in the U.S. grinder and recycler market. International sales for the Other Group, which are generated primarily by Astec Australia, decreased 17.8% in 2013 compared to 2012. The decrease in international sales is due primarily to 2012 including abnormally high asphalt plant sales. Astec Australia functions as a dealer for the Company's other subsidiaries and sells, installs and services equipment for the asphalt, aggregate and mining, mobile asphalt and underground construction markets of Australia. Parts sales for the Other Group increased 7.7% in 2013.

Segment Profit (Loss) (in thousands)

	2013	2012	$ Change	% Change
Asphalt Group	$ 26,962	$ 22,012	$ 4,950	22.5%
Aggregate and Mining Group	33,031	34,687	(1,656)	(4.8%)
Mobile Asphalt Paving Group	11,767	10,721	1,046	9.8%
Underground Group	(4,902)	(2,238)	(2,664)	(119.0%)
Other Group	(27,375)	(30,453)	3,078	10.1%

Asphalt Group: Profit for this group was $26,962,000 for 2013 compared to $22,012,000 for 2012, an increase of $4,950,000 or 22.5%. This group had an increase of $4,962,000 in gross profit compared to 2012 as a result of the $3,397,000 increase in sales.

Aggregate and Mining Group: Profit for this group was $33,031,000 in 2013 compared to $34,687,000 in 2012, a decrease of $1,656,000 or 4.8%. This group had a decrease of $2,705,000 in gross profit during 2013 as a result of the $4,914,000 decrease in sales offset by a $1,305,000 reduction in research and development expenses.

Mobile Asphalt Paving Group: Profit for this group was $11,767,000 in 2013 compared to profit of $10,721,000 in 2012, an increase of $1,046,000 or 9.8%. This group had an increase of $2,092,000 in gross profit during 2013 as a result of the $10,329,000 increase in sales.

Underground Group: This group had a loss of $2,238,000 in 2012 compared to a loss of $4,902,000 in 2013, an increase of $2,664,000 or 119.0%. This group had a decrease of $4,314,000 in gross profit during 2013 driven by a decrease in sales of $9,698,000 offset by a reduction in selling, general and administrative expenses of $2,108,000.

Other Group: The Other Group had a loss of $27,375,000 in 2013 compared to a loss of $30,453,000 in 2012, an improvement of $3,078,000 or 10.1%. Gross profit for this group decreased $867,000 or 4.7% year over year due in part to decreased sales of $2,389,000 for this group. The profit in this group was also significantly impacted by U.S. federal income tax expense, which is recorded at the parent company.

Results of Operations: 2012 vs. 2011

Net Sales

Net sales increased $27,632,000 or 3.0%, from $908,641,000 in 2011 to $936,273,000 in 2012. Sales are generated primarily from new equipment purchases made by customers for use in construction for privately funded infrastructure and public sector spending on infrastructure as well as equipment for the aggregate, mining, quarrying and recycle markets and the oil and gas and geothermal industries. The overall increase in sales for 2012 compared to 2011 reflects the strengthening economic conditions in domestic markets.

Domestic sales for 2012 were $572,522,000 or 61.1% of consolidated net sales compared to $543,527,000 or 59.8% of consolidated net sales for 2011, an increase of $28,995,000 or 5.3%. The overall increase in domestic sales for 2012 compared to 2011 reflects the strengthening economic conditions for the Company's products in the domestic market.

International sales for 2012 were $363,751,000 or 38.9% of consolidated net sales compared to $365,114,000 or 40.2% of consolidated net sales for 2011, a decrease of $1,363,000 or 0.4%. International sales remained relatively flat but still strong as a percentage of 2012 total sales due to strong economic conditions in the international markets the Company serves as well as the continued efforts of the Company to grow its international business.

Parts sales as a percentage of consolidated net sales increased 210 basis points to 26.3% in 2012 from 24.2% in 2011. In dollars, parts sales increased 11.8% to $245,851,000 in 2012 from $219,963,000 in 2011.

Gross Profit

Consolidated gross profit as a percentage of sales decreased 110 basis points to 22.2% in 2012 from 23.3% in 2011. The decrease in gross margin is partially due to the costs associated with the redesign of certain of our products as a result of the switch to Tier 4 engines mandated by the federal government as well as increased production costs associated with new products recently introduced to the market and the underutilization of plant capacity at certain of our facilities. Sales price increases lagging behind raw material price increases on the aged backlog of equipment orders and competitive pricing pressures also contributed to the decrease in gross profit as a percent of sales.

Selling, General and Administrative Expense

Selling, general and administrative expenses for 2012 were $136,323,000 or 14.6% of net sales, compared to $132,371,000 or 14.6% of net sales for 2011, an increase of $3,952,000 or 3.0%. The increase was primarily due to an increase in payroll and related expenses of $6,638,000, an increase in travel expenses of $1,501,000, and an increase in health insurance of $4,125,000. These expenses were offset by a decrease in expenses of $3,159,000 related to the triennial Con-Expo Show which took place in 2011, profit sharing expense of $1,911,000, the write down of aviation assets held for sale of $2,304,000 (2011 only) and stock based compensation expense of $1,548,000.

Research and Development

Research and development expenses decreased $244,000 or 1.2% to $20,520,000 in 2012 from $20,764,000 in 2011. During 2012 and 2011 the Company invested heavily in research and development across all segments for numerous new equipment offerings, including the continued development of a wood pellet processing plant.

Interest Expense

Interest expense in 2012 increased $149,000, or 78.4%, to $339,000 from $190,000 in 2011. The increase in interest expense in 2012 compared to 2011 related primarily to the increase in bank fees related to the Company's new line of credit agreement with Wells Fargo.

Interest Income

Interest income increased $262,000 or 29.7% to $1,145,000 in 2012 from $883,000 in 2011. The increase in interest income resulted from an increase in amounts invested in 2012 compared to 2011 and interest earned on notes receivable from customers.

Other Income (Expense), Net

Other income (expense), net was $1,783,000 in 2012 compared to $1,082,000 in 2011, an increase of $701,000 or 64.8% due to increased licensing fee income.

Income Tax

Income tax expense on continuing operations for 2012 was $19,487,000, compared to income tax expense of $19,733,000 for 2011. The effective tax rates for 2012 and 2011 were 36.3% and 32.8%, respectively. The primary reason for the increase in the effective tax rate from 2011 to 2012 was the unavailability of the research and development tax credit for 2012. Tax legislation passed in early 2013 allowed the Company to obtain a tax credit in 2013 based upon amounts expensed for research and development in 2012 in addition to research and development costs expensed in 2013.

Net Income Attributable To Controlling Interest

The Company had net income attributable to controlling interest of $40,828,000 in 2012 (which includes $6,779,000 income from discontinued operations) compared to $40,563,000 in 2011 for an increase of $265,000, or 0.7%. Earnings per diluted share increased slightly to $1.77 in 2012 from $1.76 in 2011. Weighted average diluted shares outstanding for the years ended December 31, 2012 and 2011 were 23,051,000 and 22,984,000, respectively. The increase in shares outstanding is primarily due to the vesting of restricted stock units and the exercise of stock options by employees of the Company.

Backlog

The backlog of orders at December 31, 2012 was $263,791,000 compared to $268,618,000 (adjusted for discontinued operations) at December 31, 2011, a decrease of $4,827,000, or 1.8%. The decrease in the backlog of orders was due to an increase in domestic backlog of $11,578,000 or 8.0% offset by a decrease in international backlog of $16,405,000 or 13.3%. The Asphalt Group backlog increased $24,053,000 or 20.8% from 2011. The Asphalt Group increase was to related domestic orders and was primarily due to an order for a wood pellet processing plant. The Aggregate and Mining Group backlog decreased $10,139,000 or 10.3%.

The decrease in backlog for the Aggregate and Mining Group occurred in both domestic and international orders. The Underground Group backlog decreased $7,438,000 or 34.8% from 2011 due to the decreased demand for units for the oil and gas industry in the latter part of 2012. The Mobile Asphalt Paving Group backlog decreased $1,884,000 or 30.6%. The Mobile Asphalt Paving Group typically operates with a smaller backlog than the other segments due to the nature of their products. The Company is unable to determine whether the decrease in backlogs was experienced by the industry as a whole.

Net Sales by Segment (in thousands)

	2012	2011	$ Change	% Change
Asphalt Group	$ 234,562	$ 260,404	$ (25,842)	(9.9%)
Aggregate and Mining Group	355,428	333,278	22,150	6.6%
Mobile Asphalt Paving Group	158,115	187,988	(29,873)	(15.9%)
Underground Group	82,802	37,683	45,119	119.7%
Other Group	105,366	89,288	16,078	18.0%

Asphalt Group: Sales in this group decreased to $234,562,000 in 2012 compared to $260,404,000 in 2011, a decrease of $25,842,000 or 9.9%. Domestic sales for the Asphalt Group decreased 8.9% in 2012 compared to 2011 due primarily to delayed approval of a federal long-term highway funding bill, which impacted orders that typically require a long production lead time, in addition to state budgetary concerns. The federal highway funding was passed in July 2012 but was well after most states let their jobs for construction in 2012. International sales for the Asphalt Group decreased 12.4% in 2012 compared to 2011. The decrease in international sales occurred primarily in Europe, the Middle East, Post-Soviet States and South America. Parts sales for the Asphalt Group remained flat in 2012 compared to 2011.

Aggregate and Mining Group: Sales in this group were $355,428,000 in 2012 compared to $333,278,000 in 2011, an increase of $22,150,000 or 6.6%. Domestic sales for the Aggregate and Mining Group increased 16.2% in 2012 compared to 2011 primarily due to improving economic conditions and improved demand related to infrastructure, particularly in the oil and gas producing regions of the country. International sales for the Aggregate and Mining Group decreased 1.3% in 2012 compared to 2011. The decrease in international sales occurred primarily in South America, Africa, and the Middle East. Parts sales for the Aggregate and Mining Group increased 7.6% in 2012 compared to 2011.

Mobile Asphalt Paving Group: Sales in this group were $158,115,000 in 2012 compared to $187,988,000 in 2011, a decrease of $29,873,000 or 15.9%. Domestic sales for the Mobile Asphalt Paving Group decreased 15.3% in 2012 over 2011. Domestic sales of equipment for this Group were negatively affected by the federal government mandated switch to Tier IV engines as well as increased competition from international manufacturers that had a longer transition time to implement the Tier IV engines on their imports to the U.S. market. The decrease in domestic sales for the Mobile Asphalt Paving Group is also due in part to the increase of available rental units in the market. International sales for the Mobile Asphalt Paving Group decreased 18.7% in 2012 compared to 2011. The decrease internationally occurred primarily in Canada, South America and Mexico. Parts sales for this group increased 4.5% in 2012.

Underground Group: Sales in this group were $82,802,000 in 2012 compared to $37,683,000 in 2011, an increase of $45,119,000 or 119.7%. Domestic sales for the Underground Group increased 177.4% in 2012 compared to 2011. International sales for the Underground Group increased 33.1% in 2012 compared to 2011. The increase in international sales occurred in Asia, South America, and Australia. Parts sales for the Underground Group increased 148.5% in 2012. GEFCO, which was acquired by the Company in the fourth quarter of 2011, accounted for $34,643,000 of the increase in the Underground Group's sales and positively impacted both domestic and international sales, including parts sales, of this Group.

Other Group: Sales for the Other Group were $105,366,000 in 2012 compared to $89,288,000 in 2011, an increase of $16,078,000 or 18.0%. Domestic sales for the Other Group, which are generated by Peterson Pacific Corp., increased 13.3% in 2012 compared to 2011. International sales for the Other Group, which are generated primarily by Astec Australia, increased 20.6% in 2012 compared to 2011. Astec Australia functions as a dealer for the Company's other subsidiaries and has increased its focus to sell, install and service equipment for the asphalt, aggregate and mining, mobile asphalt and underground construction markets of Australia. Parts sales for the Other Group increased 4.2% in 2012.

Segment Profit (Loss) (in thousands)

	2012	2011	$ Change	% Change
Asphalt Group	$ 22,012	$ 30,275	$ (8,263)	(27.3%)
Aggregate and Mining Group	34,687	31,493	3,194	10.1%
Mobile Asphalt Paving Group	10,721	26,485	(15,764)	(59.5%)
Underground Group	(2,238)	(7,318)	5,080	69.4%
Other Group	(30,453)	(38,549)	8,096	21.0%

Asphalt Group: Profit for this group was $22,012,000 for 2012 compared to $30,275,000 for 2011, a decrease of $8,263,000 or 27.3%. This group had a decrease of $7,712,000 in gross profit compared to 2011 as a result of the $25,842,000 decrease in sales.

Aggregate and Mining Group: Profit for this group was $34,687,000 in 2012 compared to $31,493,000 in 2011, an increase of $3,194,000 or 10.1%. This group had an increase of $7,165,000 in gross profit during 2012 as a result of the $22,150,000 increase in sales. This gross profit increase was offset by increases of $3,761,000 in selling, general and administrative expenses, including payroll related expenses, travel expense, sales commission expense, and research and development expenses.

Mobile Asphalt Paving Group: Profit for this group was $10,721,000 in 2012 compared to profit of $26,485,000 in 2011, a decrease of $15,764,000 or 59.5%. This group had a decrease of $15,235,000 in gross profit during 2012 as a result of the $29,873,000 decrease in sales and also due to the costs associated with the redesign of certain products as a result of the switch to Tier 4 engines mandated by the federal government. This group had an increase in selling, general and administrative expenses of $747,000, which was primarily attributed to payroll related expense, travel expense, sales commission expense and research and development expenses.

Underground Group: This group had a loss of $2,238,000 in 2012 compared to a loss of $7,318,000 in 2011 for an improvement of $5,080,000 or 69.4%. This group had an increase of $9,386,000 in gross profit during 2012 driven by the $45,119,000 increase in sales. Selling, general and administrative expenses increased $4,391,000 due primarily to increases in payroll related expenses, bad debt expense, exhibit expense and research and development expenses. These results included GEFCO, Inc. results for the entire year of 2012 compared to three months of 2011.

Other Group: The Other Group had a loss of $30,453,000 in 2012 compared to a loss of $38,549,000 in 2011, an improvement of $8,096,000 or 21.0%. Gross profit for this group increased $2,814,000 or 18.1% year over year due in part to $16,078,000 in increased sales for this group. The results for this group were positively impacted by the decrease in selling, general and administrative expense of $3,500,000 that resulted from decreases in profit sharing and stock based compensation expenses. In addition, the write down of aviation assets held for sale of $2,304,000 only occurred in 2011. The profit in this group was also significantly impacted by U.S. federal income tax expense, which is recorded at the parent company. Income tax expense in this group increased $1,691,000 in 2012 compared to 2011.

Liquidity and Capital Resources

The Company's primary sources of liquidity and capital resources are its cash on hand, investments, borrowing capacity under a $100,000,000 revolving credit facility and cash flows from operations. The Company had $35,564,000 (of which $12,442,000 was held by our foreign subsidiaries) of cash and $16,073,000 of short-term investments available for operating purposes at December 31, 2013. In addition, the Company had no borrowings outstanding under its credit facility with Wells Fargo Bank, N.A. ("Wells Fargo") at any time during the year ended December 31, 2013. The Company had outstanding letters of credit of $6,943,000 and borrowing availability of $93,057,000 under the credit facility as of December 31, 2013.

On April 12, 2012, the Company and certain of its subsidiaries entered into an amended and restated credit agreement with Wells Fargo whereby Wells Fargo extended to the Company an unsecured line of credit of up to $100,000,000, including a sub-limit for letters of credit of up to $25,000,000. The amended and restated credit agreement replaced the expiring $100,000,000 credit facility between the Company and Wells Fargo. The amended and restated agreement has a five-year term expiring in April 2017. Borrowings under the agreement are subject to an interest rate equal to the daily one-month LIBOR rate plus a 0.75% margin. The unused facility fee is 0.175%. Interest only payments are due monthly. The amended and restated credit agreement contains certain financial covenants, including provisions concerning required levels of annual net income, minimum tangible net worth and maximum allowed capital expenditures. The Company was in compliance with these covenants as of December 31, 2013.

The Company's South African subsidiary, Osborn Engineered Products SA (Pty) Ltd ("Osborn"), has a credit facility of $7,146,000 (ZAR 75,000,000) to finance short-term working capital needs, as well as to cover performance letters of credit, advance payment and retention guarantees. As of December 31, 2013, Osborn had no cash borrowings under the credit facility, and $648,000 in performance, advance payment and retention guarantees under the facility. The facility is unsecured. As of December 31, 2013, Osborn had available credit under the facility of $6,498,000. The interest rate is 0.25% below the South Africa prime rate, resulting in a rate of 8.25% at December 31, 2013.

Cash Flows from Operating Activities (in thousands)

	2013	2012	Increase / Decrease
Net income	$ 39,214	$ 40,989	$ (1,775)
Adjustments:			
Depreciation and amortization	22,265	23,048	(783)
Provision for warranty	12,199	11,152	1,047
Sale / purchase of trading securities, net	(1,350)	(146)	(1,204)
Gain on sale of subsidiary	--	(5,358)	5,358
Stock based compensation	1,461	1,285	176
Deferred income tax provision (benefits)	(2,220)	6,223	(8,443)
Other, net	1,075	511	564
Changes in working capital:			
(Increase) decrease in receivables	(8,849)	7,555	(16,404)
(Increase) decrease in inventories	(36,561)	(41,145)	4,584
(Increase) decrease in prepaid expenses	(5,433)	(1,655)	(3,778)
Increase (decrease) in accounts payable	1,028	(6,425)	7,453
Increase (decrease) in customer deposits	(5,436)	4,918	(10,354)
Increase (decrease) in accrued product warranties	(10,163)	(11,021)	858
Increase (decrease) in other accrued liabilities	1,085	298	787
Other, net	(2,454)	(1,596)	(858)
Net cash provided by operating activities	$ 5,861	$ 28,633	$ (22,772)

Net cash provided by operating activities decreased $22,772,000 in 2013 compared to 2012. The primary reasons for the decrease in operating cash flows relate to receivables and customer deposits.

Cash Flows from Investing Activities (in thousands)

	2013	2012	Increase / Decrease
Expenditures for property and equipment	$ (27,673)	$ (26,018)	$ (1,655)
Proceeds from sale of subsidiary	--	42,940	(42,940)
Purchase of short-term investments	(15,000)	--	(15,000)
Other	424	375	49
Net cash provided (used) by investing activities	$ (42,249)	$ 17,297	$ (59,546)

Investing activities used cash of $42,249,000 in 2013 compared to cash provided of $17,297,000 in 2012. The change is primarily due to a $15,000,000 purchase of short-term investments in 2013 and a non-recurring proceed from the sale of a subsidiary of 2012.

Cash Flows from Financing Activities (in thousands)

	2013	2012	Increase / Decrease
Payment of dividends	$ (6,856)	$ (22,790)	$ 15,934
Other, net	270	318	(48)
Net cash used by financing activities	$ (6,586)	$ (22,472)	$ 15,886

Financing activities used cash of $6,586,000 in 2013 and $22,472,000 in 2012 for a net change of $15,886,000 due primarily to the payment of the Company's initial $1.00 per common share dividend in December 2012 compared to $.10 per share quarterly dividends beginning in the second quarter of 2013.

Capital expenditures for 2014 are forecasted to total $39,244,000. The Company expects to finance these expenditures using currently available cash balances, short-term investments, internally generated funds and available credit under the Company's credit facility as well as local financing for the equipment in the new Brazilian manufacturing facility. Capital expenditures are generally for machinery, equipment and facilities used by the Company in the production of its various products.

The Company sold American Augers, Inc. on November 30, 2012. Cash flows from the operations of American Augers are reflected in the statements of cash flows through the date of sale. Cash flows from the operations of American Augers were not material during the periods presented, and the absence of cash flows related to American Augers is not expected to impact the Company's future liquidity or capital resources. See Note 22, Discontinued Operations, for additional information regarding the sale of American Augers.

Financial Condition

The Company's current assets increased to $522,411,000 at December 31, 2013 from $504,084,000 at December 31, 2012, an increase of $18,327,000. The increase is primarily due to an increase of $29,630,000 in inventory.

The Company's current liabilities decreased to $133,531,000 at December 31, 2013 from $145,548,000 at December 31, 2012, a decrease of $12,017,000. The decrease is primarily attributable to decreases in customer deposits of $6,726,000 and other accrued liabilities of $7,095,000.

Market Risk and Risk Management Policies

The Company is exposed to changes in interest rates, primarily from its revolving credit agreements. A hypothetical 100 basis point adverse move (increase) in interest rates would not have materially affected interest expense for the year ended December 31, 2013, since there were no amounts outstanding on the revolving credit agreements during the year. The Company does not hedge variable interest.

The Company is subject to foreign exchange risk at its foreign operations. Foreign operations represent 14.9% and 16.3% of total assets at December 31, 2013 and 2012, respectively, and 14.0% and 14.4% of total revenue for the years ended December 31, 2013 and 2012, respectively. Each period the balance sheets and related results of operations of the Company's foreign subsidiaries are translated from their functional foreign currency into U.S. dollars for reporting purposes. As the dollar strengthens against those foreign currencies, the foreign denominated net assets and operating results become less valuable in the Company's reporting currency. When the dollar weakens against those currencies, the foreign denominated net assets and operating results become more valuable in the Company's reporting currency. At each reporting date, the fluctuation in the value of the net assets and operating results due to foreign exchange rate changes is recorded as an adjustment to other comprehensive income in equity. The Company views its investments in foreign subsidiaries as long-term and does not hedge the net investments in foreign subsidiaries.

From time to time the Company's foreign subsidiaries enter into transactions not denominated in their functional currency. In these situations, the Company evaluates the need to hedge those transactions against foreign currency rate fluctuations. When the Company determines a need to hedge a transaction, the subsidiary enters into a foreign currency exchange contract. The Company does not apply hedge accounting to these contracts and, therefore, recognizes the fair value of these contracts in the consolidated balance sheets and the change in the fair value of the contracts in current earnings.

Due to the limited exposure to foreign exchange rate risk, a 10% fluctuation in the foreign exchange rates at December 31, 2013 or 2012 would not have a material impact on the Company's consolidated financial statements.

Contractual Obligations

Contractual obligations and the period in which payments are due as of December 31, 2013 are as follows (in thousands):

	Payments Due by Period				
Contractual Obligations	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Operating lease obligations	$ 2,442	$ 1,272	$ 945	$ 188	$ 37
Inventory purchase obligations	1,652	1,652	--	--	--
Total	$ 4,094	$ 2,924	$ 945	$ 188	$ 37

The above table excludes our liability for unrecognized tax benefits, which totaled $1,933,000 at December 31, 2013, since we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities.

In 2013, the Company made contributions of approximately $811,000 to its pension plan, compared to $755,000 in 2012. The Company estimates that it will contribute $353,000 to the pension plan during 2014. The Company's funding policy is to make the minimum annual contributions required by applicable regulations.

Contingencies

Management has reviewed all claims and lawsuits and has made adequate provision for any losses that can be reasonably estimated. Based upon currently available information and with the advice of counsel, management believes that the ultimate outcome of its current claims and legal proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position, cash flows or results of operations. However, claims and legal proceedings are subject to inherent uncertainties and rulings unfavorable to the Company could occur. If an unfavorable ruling were to occur, there exists the possibility of a material adverse effect on the Company's financial position, cash flows or results of operations.

Certain customers have financed purchases of the Company's products through arrangements in which the Company is contingently liable for customer debt aggregating $693,000 and $2,091,000 at December 31, 2013 and 2012, respectively. These obligations have average remaining terms of 1.4 years. The Company has recorded a liability of $121,000 related to these guarantees at December 31, 2013.

The Company is contingently liable under letters of credit of approximately $8,442,000, primarily for performance guarantees to customers, banks or insurance carriers.

Off-balance Sheet Arrangements

As of December 31, 2013 the Company does not have off-balance sheet arrangements as defined by Item 303(a)(4) of Regulation S-K.

Environmental Matters

During 2004, the Company received notice from the Environmental Protection Agency that it may be responsible for a portion of the costs incurred in connection with an environmental cleanup in Illinois. The discharge of hazardous materials and associated cleanup relate to activities occurring prior to the Company's acquisition of Barber-Greene in 1986. The Company believes that over 300 other parties have received similar notice. At this time, the Company cannot predict whether the EPA will seek to hold the Company liable for a portion of the cleanup costs or the amount of any such liability. The Company has not recorded a liability with respect to this matter because no estimate of the amount of any such liability can be made at this time.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. Application of these principles requires the Company to make estimates and judgments that affect the amounts as reported in the consolidated financial statements. Accounting policies that are critical to aid in understanding and evaluating the results of operations and financial position of the Company include the following:

Inventory Valuation: Inventories are valued at the lower of a first-in first-out cost or market. The most significant component of the Company's inventories is steel. Open market prices, which are subject to volatility, determine the cost of steel for the Company. During periods when open market prices decline, the Company may need to reduce the carrying value of the inventory. In addition, certain items in inventory become obsolete over time, and the Company reduces the carrying value of these items to their net realizable value. These reductions are determined by the Company based on estimates, assumptions and judgments made from the information available at that time. The Company does not believe it is reasonably likely that the inventory values will materially change in the near future.

Self-Insurance Reserves: The Company insures the retention portion of workers' compensation claims and general liability claims by way of a captive insurance company, Astec Insurance Company. The objectives of Astec Insurance are to improve control over and reduce retained loss costs; to improve focus on risk reduction with development of a program structure which rewards proactive loss control; and to ensure active management participation in the defense and settlement process for claims.

For general liability claims, the captive is liable for the first $1,000,000 per occurrence and $3,000,000 per year in the aggregate. The Company carries general liability, excess liability and umbrella policies for claims in excess of those covered by the captive.

For workers' compensation claims, the captive is liable for the first $350,000 per occurrence and $2,750,000 per year in the aggregate. The Company utilizes a large national insurance company as third-party administrator for workers' compensation claims and carries insurance coverage for claims liabilities in excess of amounts covered by the captive.

The financial statements of the captive are consolidated into the financial statements of the Company. The short-term and long-term reserves for claims and probable claims related to general liability and workers' compensation under the captive are included in accrued loss reserves and other long-term liabilities, respectively, in the consolidated balance sheets depending on the expected timing of future payments. The undiscounted reserves are actuarially determined based on the Company's evaluation of the type and severity of individual claims and historical information, primarily its own claims experience, along with assumptions about future events. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the future. However, the Company does not believe it is reasonably likely that the reserve level will materially change in the near future.

At all but one of the Company's domestic manufacturing subsidiaries, the Company is self-insured for health and prescription claims under its Group Health Insurance Plan. The Company carries reinsurance coverage to limit its exposure for individual health claims above certain limits. Third parties administer health claims and prescription medication claims. The Company maintains a reserve for the self-insured health plan which is included in accrued loss reserves on the Company's consolidated balance sheets. This reserve includes both unpaid claims and an estimate of claims incurred but not reported, based on historical claims and payment experience. Historically the reserves have been sufficient to provide for claims payments. Changes in actual claims experience, or payment patterns, could cause the reserve to change, but the Company does not believe it is reasonably likely that the reserve level will materially change in the near future.

The remaining U.S. subsidiary is covered under a fully insured group health plan. Employees of the Company's foreign subsidiaries are insured under health plans in accordance with their local governmental requirements. No reserves are necessary for these fully insured health plans.

Product Warranty Reserve: The Company accrues for the estimated cost of product warranties at the time revenue is recognized. Warranty obligations by product line or model are evaluated based on historical warranty claims experience. For machines, the Company's standard product warranty terms generally include post-sales support and repairs of products at no additional charge for periods ranging from three months to two years or up to a specified number of hours of operation. For parts from component suppliers, the Company relies on the original manufacturer's warranty that accompanies those parts. Generally, fabricated parts are not covered by specific warranty terms. Although failure of fabricated parts due to material or workmanship is rare, if it occurs, the Company's policy is to replace fabricated parts at no additional charge.

The Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of component suppliers. Estimated warranty obligations are based upon warranty terms, product failure rates, repair costs and current period machine shipments. If actual product failure rates, repair costs, service delivery costs or post-sales support costs differ from estimates, revisions to the estimated warranty liability would be required. The Company does not believe it is reasonably likely that the warranty reserve will materially change in the near future.

Revenue Recognition: Revenue is generally recognized on sales at the point in time when persuasive evidence of an arrangement exists, the price is fixed or determinable, the product has been delivered or services have been rendered and there is reasonable assurance of collection of the sales proceeds. The Company generally obtains purchase authorizations from its customers for a specified amount of product at a specified price with specified delivery terms. A significant portion of the Company's equipment sales represents equipment produced in the Company's plants under short-term contracts for a specific customer project or equipment designed to meet a customer's specific requirements. Most of the equipment sold by the Company is based on standard configurations, some of which are modified to meet customer needs or specifications. The Company provides customers with technical design and performance specifications and performs pre-shipment testing to ensure the equipment performs according to design specifications, regardless of whether the Company provides installation services in addition to selling the equipment.

Certain contracts include terms and conditions through which the Company recognizes revenues upon completion of equipment production, which is subsequently stored at the Company's plant at the customer's request. Revenue is recorded on such contracts upon the customer's assumption of title and risk of ownership and when collectability is reasonably assured. In addition, there must be a fixed schedule of delivery of the goods consistent with the customer's business practices, the Company must not have retained any specific performance obligations such that the earnings process is not complete and the goods must have been segregated from the Company's inventory prior to revenue recognition.

The Company has certain sales accounted for as multiple-element arrangements, whereby revenue attributable to the sale of a product is recognized when it is shipped, and the revenue attributable to services provided with respect to the product (such as installation services) is recognized when the service is performed. Consideration is determined using the fair value method and approximates the sales price of the product shipped or services performed. The Company evaluates sales with multiple deliverable elements (such as an agreement to deliver equipment and related installation services) to determine whether revenue related to individual elements should be recognized separately, or as a combined unit. In addition to the previously mentioned general revenue recognition criteria, the Company only recognizes revenue on individual delivered elements when there is objective and reliable evidence that the delivered element has a determinable value to the customer on a standalone basis and there is no right of return.

Goodwill and Other Intangible Assets: Intangible assets are classified into two categories: (1) intangible assets with definite lives subject to amortization, and (2) goodwill. Intangible assets with definite lives are tested for impairment if conditions exist that indicate the carrying value may not be recoverable. Risk factors that may be considered include an economic downturn in the general economy, a geographic market or the commercial and residential construction industries, a change in the assessment of future operations as well as the cyclical nature of our industry and the customization of the equipment we sell, each of which may cause adverse fluctuations in operating results. Other risk factors considered would be an increase in the price or a decrease in the availability of oil that could reduce the demand for our products in addition to the significant fluctuations in the purchase price of raw materials that could have a negative impact on the cost of production and gross margins as well as others more fully described in the Risk Factors section of our Form 10-K. An impairment charge is recorded when the carrying value of the definite lived intangible asset is not recoverable by the cash flows generated from the use of the asset. Some of the inputs used in the impairment testing are highly subjective and are affected by changes in business factors and other conditions. Changes in any of the inputs could have an effect on future tests and result in impairment charges.

Goodwill is not amortized but is tested for impairment annually or more frequently if events or circumstances indicate that such intangible assets or goodwill might be impaired. See Note 1, Summary of Significant Accounting Policies, for a detailed description of testing performed by the Company to determine if the recorded value of intangible assets or goodwill has been impaired.

The useful lives of identifiable intangible assets are determined after considering the specific facts and circumstances related to each intangible asset. Factors considered when determining useful lives include the contractual term of any agreement, the history of the asset, the Company's long-term strategy for the use of the asset, any laws or other local regulations which could impact the useful life of the asset, and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized, generally on a straight-line basis, over their useful lives, ranging from 6 to 15 years.

Stock-based Compensation: Beginning in 2006 and again in 2011, the Company implemented five-year plans to award key members of management restricted stock units ("RSUs") each year based upon annual financial performance of the Company and its subsidiaries. Each five-year plan allows up to 700,000 of newly issued shares of Company stock to be granted to employees. The number of RSUs granted each year is determined based upon the performance of individual subsidiaries and consolidated annual financial performance with additional RSUs available for cumulative five-year results. Generally, each award vests at the end of five years from the date of grant, or at the time a recipient retires after reaching age 65, if earlier. These plans are more fully described in Note 17, Shareholders' Equity, to the consolidated financial statements.

Recent Accounting Pronouncements

There are no recently promulgated accounting pronouncements (either recently adopted or yet to be adopted) that are likely to have a material impact on the Company's financial reporting in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

Forward-Looking Statements

This annual report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements contained anywhere in this Annual Report that are not limited to historical information are considered forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding:

- execution of the Company's growth and operation strategy;
- plans for technological innovation;
- compliance with covenants in our credit facility;
- liquidity and capital expenditures;
- sufficiency of working capital, cash flows and available capacity under the Company's credit facilities;
- compliance with government regulations;
- compliance with manufacturing and delivery timetables;
- forecasting of results;
- general economic trends and political uncertainty;
- government funding and growth of highway construction and commercial projects;
- taxes or usage fees;
- interest rates;
- integration of acquisitions;
- industry trends;
- pricing, demand and availability of steel, oil and liquid asphalt;
- development of domestic oil and natural gas production;
- condition of the economy;
- strength of the dollar relative to foreign currencies;
- the success of new product lines;
- presence in the international marketplace;
- suitability of our current facilities;
- future payment of dividends;
- competition in our business segments;
- product liability and other claims;
- protection of proprietary technology;
- demand for products;
- future fillings of backlogs;
- employees;
- the seasonality of our business;
- tax assets and reserves for uncertain tax positions;
- critical accounting policies and the impact of accounting changes;
- anticipated start-up dates for our Brazilian operations;
- our backlog;
- ability to satisfy contingencies;
- contributions to retirement plans and plan expenses;
- reserve levels for self-insured insurance plans and product warranties;
- construction of new manufacturing facilities;
- supply of raw materials;
- inventory; and
- changes in the composition of the Company's reportable segments.

These forward-looking statements are based largely on management's expectations, which are subject to a number of known and unknown risks, uncertainties and other factors discussed in this report and in documents filed by the Company with the Securities and Exchange Commission, which may cause actual results, financial or otherwise, to be materially different from those anticipated, expressed or implied by the forward-looking statements. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements to reflect future events or circumstances. You can identify these statements by forward-looking words such as "expect", "believe", "anticipate", "goal", "plan", "intend", "estimate", "may", "will", "should" and similar expressions.

In addition to the risks and uncertainties identified elsewhere herein and in documents filed by the Company with the Securities and Exchange Commission, the following factors should be carefully considered when evaluating the Company's business and future prospects: changes or delays in highway funding; rising interest rates; changes in oil prices; changes in steel prices; changes in the general economy; unexpected capital expenditures and decreases in liquidity; the timing of large contracts; production capacity; general business conditions in the industry; non-compliance with covenants in the Company's credit facilities; demand for the Company's products; and those other factors listed from time to time in the Company's reports filed with the Securities and Exchange Commission. Certain of the risks, uncertainties and other factors discussed or noted above are more fully described in the section entitled "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2013.

ASTEC INDUSTRIES, INC.
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Astec Industries, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management, under the supervision and with the participation of the Company's principal executive officer and principal financial officer, has evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework: 1992. Based on its assessment, management concluded that, as of December 31, 2013, the Company's internal control over financial reporting was effective.

Ernst & Young LLP, the Company's independent registered public accounting firm, has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Astec Industries, Inc.

We have audited Astec Industries, Inc.'s internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Astec Industries, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Astec Industries, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Astec Industries, Inc. as of December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2013 of Astec Industries, Inc. and our report dated March 3, 2014 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chattanooga, Tennessee
March 3, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Astec Industries, Inc.

We have audited the accompanying consolidated balance sheets of Astec Industries, Inc. as of December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Astec Industries, Inc. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Astec Industries, Inc.'s internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated March 3, 2014 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chattanooga, Tennessee
March 3, 2014

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31 2013	December 31 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 35,564	$ 80,929
Investments	17,176	1,334
Trade receivables	92,055	85,595
Notes and other receivables	2,734	3,453
Inventories	342,313	312,683
Prepaid expenses	13,636	8,520
Deferred income tax assets	14,924	10,215
Other current assets	4,009	1,355
Total current assets	522,411	504,084
Property and equipment, net	184,520	182,839
Investments	12,085	10,232
Goodwill	15,057	15,011
Notes receivable	6,284	6,437
Other long-term assets	8,934	10,180
Total assets	$ 749,291	$ 728,783
Liabilities and Equity		
Current liabilities:		
Accounts payable	$ 45,845	$ 46,210
Customer deposits	37,498	44,224
Accrued product warranty	12,716	11,052
Accrued payroll and related liabilities	16,988	16,590
Accrued loss reserves	3,328	3,221
Other accrued liabilities	17,156	24,251
Total current liabilities	133,531	145,548
Deferred income tax liabilities	17,455	15,171
Other long-term liabilities	17,794	17,330
Total liabilities	168,780	178,049
Equity:		
Preferred stock - authorized 4,000 shares of $1.00 par value; none issued	--	--
Common stock - authorized 40,000 shares of $.20 par value; issued and outstanding - 22,859 in 2013 and 22,799 in 2012	4,572	4,560
Additional paid-in capital	134,730	133,809
Accumulated other comprehensive income (loss)	(4,894)	502
Company shares held by SERP, at cost	(2,786)	(2,855)
Retained earnings	445,254	413,074
Shareholders' equity	576,876	549,090
Non-controlling interest	3,635	1,644
Total equity	580,511	550,734
Total liabilities and equity	$ 749,291	$ 728,783

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Year Ended December 31		
	2013	2012	2011
Net sales	$ 932,998	$ 936,273	$ 908,641
Cost of sales	725,879	728,322	697,108
Gross profit	207,119	207,951	211,533
Selling, general and administrative expenses	133,337	136,323	132,371
Research and development expenses	18,101	20,520	20,764
Income from operations	55,681	51,108	58,398
Other income:			
Interest expense	423	339	190
Interest income	1,047	1,145	883
Other income (expense), net	1,937	1,783	1,082
Income from continuing operations before income taxes	58,242	53,697	60,173
Income taxes on continuing operations	19,028	19,487	19,733
Net income from continuing operations	39,214	34,210	40,440
Discontinued operations:			
Income from discontinued operations, net of tax	--	3,401	225
Gain on sale of subsidiary, net of tax	--	3,378	--
Income from discontinued operations	--	6,779	225
Net income	39,214	40,989	40,665
Net income attributable to non-controlling interest	172	161	102
Net income attributable to controlling interest	$ 39,042	$ 40,828	$ 40,563
Earnings per Common Share			
Net income attributable to controlling interest from continuing operations:			
Basic	$ 1.72	$ 1.50	$ 1.79
Diluted	1.69	1.48	1.76
Income from discontinued operations:			
Basic	--	0.30	0.01
Diluted	--	0.29	0.01
Net income attributable to controlling interest:			
Basic	1.72	1.80	1.80
Diluted	1.69	1.77	1.76
Weighted average number of common shares outstanding:			
Basic	22,749	22,680	22,589
Diluted	23,081	23,051	22,984

See Notes to Consolidated Financial Statements

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Year Ended December 31		
	2013	2012	2011
Net income	$ 39,214	$ 40,989	$ 40,665
Other comprehensive income (loss):			
Change in unrecognized pension and post-retirement benefit costs	2,742	(157)	(2,687)
Tax expense (benefit) on change in unrecognized pension and post-retirement benefit costs	(974)	(10)	976
Foreign currency translation adjustments	(8,821)	(626)	(5,723)
Tax expense on foreign currency translation adjustments	1,657	454	229
Other comprehensive income (loss)	(5,396)	(339)	(7,205)
Comprehensive income (loss) attributable to non-controlling interest	(236)	(15)	93
Comprehensive income attributable to controlling interest	$ 34,054	$ 40,665	$ 33,367

See Notes to Unaudited Condensed Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31		
	2013	2012	2011
Cash Flows from Operating Activities			
Net income	$ 39,214	$ 40,989	$ 40,665
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of subsidiary	--	(5,358)	--
Depreciation	20,966	20,945	18,551
Amortization	1,299	2,103	708
Provision for doubtful accounts	629	759	1,510
Provision for warranty	12,199	11,152	13,029
Deferred compensation provision (benefit)	601	115	(45)
Deferred income tax provision (benefit)	(2,220)	6,223	(1,982)
Asset impairment charges	--	--	2,724
Gain on disposition of fixed assets	(163)	(256)	(54)
Tax expense (benefit) from stock incentive exercises	8	(107)	(310)
Stock-based compensation	1,461	1,285	2,800
Sale (purchase) of trading securities, net	(1,350)	(146)	1,733
(Increase) decrease in:			
Trade and other receivables	(8,849)	7,555	(24,554)
Inventories	(36,561)	(41,145)	(33,058)
Prepaid expenses	(5,433)	(1,655)	177
Other assets	(3,215)	(1,566)	45
Increase (decrease) in:			
Accounts payable	1,028	(6,425)	9,002
Customer deposits	(5,436)	4,918	6,235
Accrued product warranty	(10,163)	(11,021)	(10,524)
Income taxes payable	(823)	1,611	816
Accrued retirement benefit costs	(324)	(218)	(446)
Accrued loss reserves	199	(1,435)	342
Other accrued liabilities	1,085	298	4,983
Other	1,709	12	(40)
Net cash provided by operating activities	5,861	28,633	32,307
Cash Flows from Investing Activities			
Business acquisitions	--	--	(33,407)
Proceeds from sale of subsidiary	--	42,940	--
Proceeds from sale of property and equipment	424	375	260
Expenditures for property and equipment	(27,673)	(26,018)	(36,130)
Purchase of short-term investments	(15,000)	--	--
Sale of intangible assets acquired	--	--	500
Net cash provided (used) by investing activities	(42,249)	17,297	(68,777)

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(in thousands)

	Year Ended December 31		
	2013	2012	2011
Cash Flows from Financing Activities			
Payment of dividends	$ (6,856)	$ (22,790)	$ --
Proceeds from issuance of common stock	112	514	812
Tax (expense) benefit from stock option exercise	(8)	107	310
Cash from sale of shares of subsidiaries	735	904	29
Sale (purchase) of company shares by Supplemental Executive Retirement Plan, net	213	(373)	(266)
Withholding tax paid upon vesting of restricted stock units	(782)	(834)	--
Net cash provided (used) by financing activities	(6,586)	(22,472)	885
Effect of exchange rates on cash	(2,391)	(34)	(1,507)
Increase (decrease) in cash and cash equivalents	(45,365)	23,424	(37,092)
Cash and cash equivalents, beginning of year	80,929	57,505	94,597
Cash and cash equivalents, end of year	$ 35,564	$ 80,929	$ 57,505
Supplemental Cash Flow Information			
Cash paid during the year for:			
Interest	$ 229	$ 366	$ 193
Income taxes, net of refunds	$ 20,331	$ 13,722	$ 21,473

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended December 31, 2013, 2012 and 2011 (in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Company Shares Held by SERP	Retained Earnings	Non-Controlling Interest	Total Equity
	Shares	Amount						
Balance December 31, 2010 (As previously reported)	**22,647**	**$ 4,529**	**$ 128,831**	**$ 8,046**	**$ (2,217)**	**$ 353,019**	**$ 598**	**$ 492,806**
Restatement (See Note 2)						1,470		1,470
Restated Balance December 31, 2010	**22,647**	**4,529**	**128,831**	**8,046**	**(2,217)**	**354,489**	**598**	**494,276**
Net income						40,563	102	40,665
Other comprehensive loss				(7,205)			(93)	(7,298)
Change in ownership percentage of subsidiary							(1)	(1)
Stock-based compensation	5	1	2,799					2,800
Exercise of stock options, including tax benefit	59	12	1,110					1,122
Purchase of Company stock held by SERP, net			4		(270)			(266)
Balance December 31, 2011	**22,711**	**4,542**	**132,744**	**841**	**(2,487)**	**395,052**	**606**	**531,298**
Net income						40,828	161	40,989
Dividends ($1.00 per share)			16			(22,806)		(22,790)
Other comprehensive loss				(339)			15	(324)
Change in ownership percentage of subsidiary							862	862
Stock-based compensation	6	1	1,284					1,285
Exercise of stock options and RSU vesting, including tax benefit	82	17	604					621
Withholding tax on vested RSUs			(834)					(834)
Purchase of Company stock held by SERP, net			(5)		(368)			(373)
Balance December 31, 2012	**22,799**	**4,560**	**133,809**	**502**	**(2,855)**	**413,074**	**1,644**	**550,734**
Net income						39,042	172	39,214
Quarterly dividends ($.10 per share for 3 quarters)			6			(6,862)		(6,856)
Other comprehensive loss				(5,396)			236	(5,160)
Change in ownership percentage of subsidiary							(802)	(802)
Capital contributed by minority shareholder							2,385	2,385
Stock-based compensation	6	1	1,460					1,461
Exercise of stock options and RSU vesting, including tax benefit	54	11	93					104
Withholding tax on vested RSUs			(782)					(782)
Sale of Company stock held by SERP, net			144		69			213
Balance December 31, 2013	**22,859**	**$ 4,572**	**$ 134,730**	**$ (4,894)**	**$ (2,786)**	**$ 445,254**	**$ 3,635**	**$ 580,511**

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Basis of Presentation - The consolidated financial statements include the accounts of Astec Industries, Inc. and its domestic and foreign subsidiaries. The Company's significant wholly-owned and consolidated subsidiaries at December 31, 2013 are as follows:

Astec Australia Pty Ltd	Astec do Brasil Fabricacao de Equipamentos LTDA
Astec, Inc.	Astec Insurance Company
Astec Mobile Machinery GmbH	Astec Mobile Screens, Inc.
Astec Underground, Inc.	Breaker Technology, Inc.
Breaker Technology Ltd.	Carlson Paving Products, Inc.
CEI Enterprises, Inc.	GEFCO, Inc.
Heatec, Inc.	Johnson Crushers International, Inc.
Kolberg-Pioneer, Inc.	Osborn Engineered Products SA (Pty) Ltd (93% owned)
Peterson Pacific Corp.	Roadtec, Inc.
Telsmith, Inc.	

On November 30, 2012, the Company sold its former American Augers, Inc. subsidiary to The Charles Machine Works, Inc. American Augers' results of operations have been reclassified as discontinued operations in 2012 and 2011.

All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation - Subsidiaries located in Australia, Brazil, Canada, Germany and South Africa operate primarily using local functional currencies. Accordingly, assets and liabilities of these subsidiaries are translated using exchange rates in effect at the end of the period, and revenues and costs are translated using average exchange rates for the period. The resulting adjustments are presented as a separate component of accumulated other comprehensive income. Foreign currency transaction gains and losses, net are included in cost of sales and amounted to a loss of $522,000 in 2013 and gains of $867,000 and $490,000 in 2012 and 2011, respectively.

Fair Value of Financial Instruments - For cash and cash equivalents, trade receivables, other receivables, revolving debt and accounts payable, the carrying amount approximates the fair value because of the short-term nature of those instruments. Trading equity investments are valued at their estimated fair value based on their quoted market prices and debt securities are valued based upon a mix of observable market prices and model driven prices derived from a matrix of observable market prices for assets with similar characteristics obtained from a nationally recognized third party pricing service.

Financial assets and liabilities are categorized as of the end of each reporting period based upon the level of judgment associated with the inputs used to measure their fair value. The inputs used to measure the fair value are identified in the following hierarchy:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Unadjusted quoted prices in active markets for similar assets or liabilities; or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable for the asset or liability.

Level 3 - Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

All financial assets and liabilities held by the Company at December 31, 2013 and 2012 are classified as Level 1 or Level 2 as summarized in Note 4, Fair Value Measurements.

Cash and Cash Equivalents - All highly liquid investments with an original maturity of three months or less when purchased are considered to be cash and cash equivalents.

Investments - Investments consist primarily of investment-grade marketable securities. Trading securities are carried at fair value, with unrealized holding gains and losses included in net income. Realized gains and losses are accounted for on the specific identification method. Purchases and sales are recorded on a trade date basis. Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date.

Concentration of Credit Risk - The Company sells products to a wide variety of customers. Accounts receivable are carried at their outstanding principal amounts, less an allowance for doubtful accounts. The Company extends credit to its customers based on an evaluation of the customers' financial condition generally without requiring collateral although the Company normally requires advance payments or letters of credit on large equipment orders. Credit risk is driven by conditions within the economy and the industry and is principally dependent on each customer's financial condition. To minimize credit risk, the Company monitors credit levels and financial conditions of customers on a continuing basis. After considering historical trends for uncollectible accounts, current economic conditions and specific customer recent payment history and financial stability, the Company records an allowance for doubtful accounts at a level which management believes is sufficient to cover probable credit losses. Amounts are deemed past due when they exceed the payment terms agreed to by the customer in the sales contract. Past due amounts are charged off when reasonable collection efforts have been exhausted and the amounts are deemed uncollectible by management. As of December 31, 2013, concentrations of credit risk with respect to receivables are limited due to the wide variety of customers and industries in which the Company operates.

Allowance for Doubtful Accounts - The following table represents a rollforward of the allowance for doubtful accounts for the years ended December 31, 2013, 2012 and 2011 (in thousands):

	Year Ended December 31		
	2013	2012	2011
Reserve balance, beginning of year	$ 2,143	$ 2,398	$ 1,820
Provision	629	759	1,510
Write offs	(1,042)	(764)	(884)
Other	(22)	(250)	(48)
Reserve balance, end of year	$ 1,708	$ 2,143	$ 2,398

Inventories - Inventory costs include materials, labor and overhead. Inventories (excluding used equipment) are stated at the lower of first-in, first-out cost or market. Used equipment inventories are stated at the lower of specific unit cost or market.

When the Company determines that the value of inventory has become impaired through damage, deterioration, obsolescence, changes in price levels, excessive levels of inventory or other causes, the Company reduces the carrying value to estimated market value based on estimates, assumptions and judgments made from the information available at that time. Abnormal amounts of idle facility expense, freight, handling cost and wasted materials are recognized as current period charges.

Property and Equipment - Property and equipment is stated at cost. Depreciation is calculated for financial reporting purposes using the straight-line method based on the estimated useful lives of the assets as follows: airplanes (20 years), buildings (40 years) and equipment (3 to 10 years). Both accelerated and straight-line methods are used for tax compliance purposes. Routine repair and maintenance costs and planned major maintenance are expensed when incurred.

Goodwill and Other Intangible Assets - The Company's intangible assets are classified as either intangible assets with definite lives subject to amortization or goodwill.

The Company tests intangible assets with definite lives for impairment if conditions exist that indicate the carrying value may not be recoverable. Such conditions may include an economic downturn in a geographic market or a change in the assessment of future operations. An impairment charge is recorded when the carrying value of the definite lived intangible asset is not recoverable by the future undiscounted cash flows generated from the use of the asset.

The Company determines the useful lives of identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors considered when determining useful lives include the contractual terms of agreements, the history of the asset, the Company's long-term strategy for the use of the asset, any laws or other local regulations which could impact the useful life of the asset, and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized over their useful lives, ranging from 6 to 15 years.

Goodwill is not amortized. The Company tests goodwill for impairment annually or more frequently if events or circumstances indicate that goodwill might be impaired. The tests utilize a two-step method at the reporting unit level. The Company's reporting units are typically defined as either subsidiaries or a combination of two subsidiaries. No impairment was indicated in these tests in 2013, 2012 and 2011.

The first step of the goodwill impairment test compares book value of a reporting unit, including goodwill, with the unit's fair value. In this first step, the Company estimates the fair values of each of its reporting units that have goodwill using the income approach. The income approach uses a reporting unit's projection of estimated future operating results and cash flows which are then discounted using a weighted average cost of capital determined based on current market conditions for the individual reporting unit. The projection uses management's best estimates of cash flows over the projection period based on estimates of annual and terminal growth rates in sales and costs, changes in operating margins, selling, general and administrative expenses, working capital requirements and capital expenditures.

The fair value of the operating subsidiaries/reporting units that do not have goodwill are estimated using either the income or market approaches, depending on which approach is the most appropriate for each reporting unit. The fair value of the reporting units that serve operating units in supporting roles, such as the captive insurance company and the corporate reporting unit, are estimated using the cost approach. The sum of the fair values of all reporting units is compared to its calculation of the fair value of the consolidated Company using the market approach, which is inferred from the market capitalization of the Company at the date of the valuation, to confirm that the Company's estimation of the fair value of its reporting units is reasonable.

If the book value of a reporting unit exceeds its fair value, an indication of possible goodwill impairment, the second step of the impairment test must be performed to determine the amount, if any, of goodwill impairment. In this second step, the total implied fair value of the reporting unit's goodwill is estimated by allocating the fair value of the reporting unit to all its assets, including any unrecognized intangible assets and liabilities other than goodwill. The difference between the total fair value of the reporting unit and the fair value of its assets and liabilities other than goodwill is the implied fair value of its goodwill. The amount of any impairment loss is equal to the excess, if any, of the book value of the goodwill over the implied fair value of its goodwill.

Determining the "step one" fair values of the Company's reporting units involves the use of significant estimates and assumptions. Due to the inherent uncertainty involved in making these estimates and assumptions, actual results could differ materially from those estimates.

Impairment of Long-lived Assets - In the event that facts and circumstances indicate the carrying amounts of long-lived assets may be impaired, an evaluation of recoverability is performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the carrying amount for each asset (or group of assets) to determine if a writedown is required. If this review indicates that the assets will not be recoverable, the carrying values of the impaired assets are reduced to their estimated fair value. Fair value is estimated using discounted cash flows, prices for similar assets or other valuation techniques.

Self-Insurance Reserves - The Company retains the risk for a portion of its workers' compensation claims and general liability claims by way of a captive insurance company, Astec Insurance Company, ("Astec Insurance" or "the captive"). Astec Insurance is incorporated under the laws of the state of Vermont. The objectives of Astec Insurance are to improve control over and reduce the cost of claims; to improve focus on risk reduction with development of a program structure which rewards proactive loss control; and to ensure management participation in the defense and settlement process for claims.

For general liability claims, the captive is liable for the first $1,000,000 per occurrence and $3,000,000 per year in the aggregate. The Company carries general liability, excess liability and umbrella policies for claims in excess of those covered by the captive.

For workers' compensation claims, the captive is liable for the first $350,000 per occurrence and $2,750,000 per year in the aggregate. The Company utilizes a large national insurance company as third party administrator for workers' compensation claims and carries insurance coverage for claims liabilities in excess of amounts covered by the captive.

The financial statements of the captive are consolidated into the financial statements of the Company. The short-term and long-term reserves for claims and potential claims related to general liability and workers' compensation under the captive are included in accrued loss reserves or other long-term liabilities, respectively, in the consolidated balance sheets depending on the expected timing of future payments. The undiscounted reserves are actuarially determined to cover the ultimate cost of each claim based on the Company's evaluation of the type and severity of individual claims and historical information, primarily its own claims experience, along with assumptions about future events. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the future. However, the Company does not believe it is reasonably likely that the reserve level will materially change in the foreseeable future.

At all but one of the Company's domestic manufacturing subsidiaries, the Company is self-insured for health and prescription claims under its Group Health Insurance Plan. The Company carries reinsurance coverage to limit its exposure for individual health claims above certain limits. Third parties administer health claims and prescription medication claims. The Company maintains a reserve for the self-insured health plan which is included in accrued loss reserves on the Company's consolidated balance sheets. This reserve includes both unpaid claims and an estimate of claims incurred but not reported, based on historical claims and payment experience. Historically the reserves have been sufficient to provide for claims payments. Changes in actual claims experience or payment patterns could cause the reserve to change, but the Company does not believe it is reasonably likely that the reserve level will materially change in the near future.

The remaining U.S. subsidiary is covered under a fully insured group health plan. Employees of the Company's foreign subsidiaries are insured under separate health plans. No reserves are necessary for these fully insured health plans.

Revenue Recognition - Revenue is generally recognized on sales at the point in time when persuasive evidence of an arrangement exists, the price is fixed or determinable, the product has been delivered or services have been rendered and there is a reasonable assurance of collection of the sales proceeds. The Company generally obtains purchase authorizations from its customers for a specified amount of products at a specified price with specified delivery terms. A significant portion of the Company's equipment sales represents equipment produced in the Company's plants under short-term contracts for a specific customer project or equipment designed to meet a customer's specific requirements. Most of the equipment sold by the Company is based on standard configurations, some of which are modified to meet customer needs or specifications. The Company provides customers with technical design and performance specifications and performs pre-shipment testing to ensure the equipment performs according to design specifications, regardless of whether the Company provides installation services in addition to selling the equipment.

Certain contracts include terms and conditions pursuant to which the Company recognizes revenues upon completion of equipment production, which is subsequently stored at the Company's plant at the customer's request. Revenue is recorded on such contracts upon the customer's assumption of title and risk of ownership and when collectability is reasonably assured. In addition, there must be a fixed schedule of delivery of the goods consistent with the customer's business practices, the Company must not have retained any specific performance obligations such that the earnings process is not complete and the goods must have been segregated from the Company's inventory prior to revenue recognition.

The Company accounts for certain sales as multiple-element arrangements, whereby the revenue attributable to the sale of a product is recognized when the product is shipped and the revenue attributable to services provided with respect to the product (such as installation services) is recognized when the service is performed. Consideration is determined using the fair value method and approximates sales price of the product shipped or service performed. The Company evaluates sales with multiple deliverable elements (such as an agreement to deliver equipment and related installation services) to determine whether revenue related to individual elements should be recognized separately, or as a combined unit. In addition to the previously mentioned general revenue recognition criteria, the Company only recognizes revenue on individual delivered elements when there is objective and reliable evidence that the delivered element has a determinable value to the customer on a standalone basis and there is no right of return.

The Company presents in the statements of income any taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions between the Company and its customers, such as sales, use, value-added and some excise taxes, on a net (excluded from revenue) basis.

Advertising Expense - The cost of advertising is expensed as incurred. The Company incurred $3,770,000, $4,223,000, and $3,346,000 in advertising costs during 2013, 2012 and 2011, respectively, which is included in selling, general and administrative expenses.

Income Taxes - Income taxes are based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. The Company periodically assesses the need to establish valuation allowances against its deferred tax assets to the extent the Company no longer believes it is more likely than not that the tax assets will be fully utilized.

The Company evaluates a tax position to determine whether it is more likely than not that the tax position will be sustained upon examination, based upon the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is subject to a measurement assessment to determine the amount of benefit to recognize and the appropriate reserve to establish, if any. If a tax position does not meet the more-likely-than-not recognition threshold, no benefit is recognized. The Company is periodically audited by U.S. federal and state as well as foreign tax authorities. While it is often difficult to predict final outcome or timing of resolution of any particular tax matter, the Company believes its reserve for uncertain tax positions is adequate to reduce the uncertain positions to the greatest amount of benefit that is more likely than not realizable.

Product Warranty Reserve - The Company accrues for the estimated cost of product warranties at the time revenue is recognized. Warranty obligations by product line or model are evaluated based on historical warranty claims experience. For machines, the Company's standard product warranty terms generally include post-sales support and repairs of products at no additional charge for periods ranging from three months to two years or up to a specified number of hours of operation. For parts from component suppliers, the Company relies on the original manufacturer's warranty that accompanies those parts. Generally, Company fabricated parts are not covered by specific warranty terms. Although failure of fabricated parts due to material or workmanship is rare, if it occurs, the Company's policy is to replace fabricated parts at no additional charge.

The Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers. Estimated warranty obligations are based upon warranty terms, product failure rates, repair costs and current period machine shipments. If actual product failure rates, repair costs, service delivery costs or post-sales support costs differ from our estimates, revisions to the estimated warranty liability would be required.

Pension and Retirement Plans - The determination of obligations and expenses under the Company's pension plan is dependent on the Company's selection of certain assumptions used by independent actuaries in calculating such amounts. Those assumptions are described in Note 13, Pension and Retirement Plans and include among others, the discount rate, expected return on plan assets and the expected mortality rates. In accordance with accounting principles generally accepted in the United States, actual results that differ from assumptions are accumulated and amortized over future periods and, therefore, generally affect the recognized expense in such periods. Significant differences in actual experience or significant changes in the assumptions used may materially affect the pension obligations and future expenses.

The Company recognizes the overfunded or underfunded status of its pension plan as an asset or liability. Actuarial gains and losses, amortization of prior service cost (credit) and amortization of transition obligations are recognized through other comprehensive income in the year in which the changes occur. The Company measures the funded status of its pension plan as of the date of the Company's fiscal year-end.

Stock-based Compensation - The Company currently has stock-based compensation plans in effect for its employees whereby participants may earn restricted stock units. The plans were put in place during 2006 and 2011 and will continue through at least 2015. These plans are more fully described in Note 17, Shareholders' Equity. The Company recognizes the cost of employee services received in exchange for equity awards in the financial statements based on the grant date calculated fair value of the awards. The Company recognizes stock-based compensation expense over the period during which an employee is required to provide service in exchange for the award (the vesting period).

Restricted stock units ("RSUs") awarded under the Company's 2006 Incentive Plan were granted shortly after the end of each year through 2010 based upon the performance of the Company and its individual subsidiaries. RSUs were granted for performance in each of the years from 2006 through 2010 with additional RSUs granted based upon cumulative five-year performance. Upon the expiration of the 2006 Incentive Plan, the Company adopted a 2011 Incentive Plan which operates similar to the 2006 Incentive Plan for each of the five years ending December 31, 2015. The Company estimates the number of shares that will be granted for the most recent fiscal year end and the five-year cumulative performance based on actual and expected future operating results. Compensation expense for RSUs expected to be granted for the most recent fiscal year and the cumulative five-year based awards is calculated using the fair value of the Company stock at each period end and is adjusted to the fair value as of each future period-end until granted.

Earnings Per Share - Basic earnings per share is based on the weighted average number of common shares outstanding and diluted earnings per share includes potential dilutive effects of options, restricted stock units and shares held in the Company's supplemental executive retirement plan.

The following table sets forth the compensation of net income attributable to controlling interest from continuing operations and the number of basic and diluted earnings per share (in thousands):

	Year Ended December 31		
	2013	2012	2011
Numerator:			
Net income from continuing operations	$ 39,214	$ 34,210	$ 40,440
Net income attributable to non-controlling interests	172	161	102
Net income attributable to controlling interest from continuing operations	$ 39,042	$ 34,049	$ 40,338
Denominator:			
Denominator for basic earnings per share	22,749	22,680	22,589
Effect of dilutive securities:			
Employee stock options and restricted stock units	218	262	294
Supplemental executive retirement plan	114	109	101
Denominator for diluted earnings per share	23,081	23,051	22,984

Antidilutive options were not included in the diluted EPS computation for the years presented. The number of antidilutive options in the three years ended December 31, 2013 was not material.

Derivatives and Hedging Activities - The Company recognizes all derivatives in the consolidated balance sheets at their fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through income or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative's change in fair value is immediately recognized in income. From time to time the Company's foreign subsidiaries enter into foreign currency exchange contracts to mitigate exposure to fluctuation in currency exchange rates. See Note 14, Derivative Financial Instruments, regarding foreign exchange contracts outstanding at December 31, 2013 and 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Shipping and Handling Fees and Cost - The Company records revenues earned for shipping and handling as revenue, while the cost of shipping and handling is classified as cost of goods sold.

Litigation Contingencies - In the normal course of business in the industry, the Company is named as a defendant in a number of legal proceedings associated with product liability and other matters. See Note 16, Contingent Matters for additional discussion of the Company's legal contingencies.

Business Combinations - The Company accounts for business combinations using the acquisition method. Accordingly, intangible assets are recorded apart from goodwill if they arise from contractual or legal rights or if they are separable from goodwill. Related third party acquisition costs are expensed as incurred and contingent consideration is booked at its fair value as part of the purchase price.

Subsequent Events Review - Management has evaluated events occurring between December 31, 2013 and the date these financial statements were filed with the Securities and Exchange Commission for proper recording or disclosure therein.

2. Restatement of Previously Issued Financial Statements

During 2013, the Company identified errors related to the elimination of intercompany profits on interdivisional sales within the Asphalt Group from 2009 through June 30, 2013. Management discovered the errors during its month-end review of its September 2013 internal financial statements while investigating a variance at one of its subsidiaries. The errors caused the gross margins, income taxes, profits, retained earnings and inventory levels previously reported for 2009 through June 30, 2013 to be understated each period. The adjustments necessary to correct the errors do not have a material impact on our previously presented financial statements as of any date; however, the correction of the cumulative effect of the errors would have been material to our income statement for 2013. The impact of the errors on the Company's first two quarters of 2013 results was not material, and as such, the correction of the 2013 year-to-date error was recorded in the third quarter of 2013. The errors had no impact on total cash flows from operations as previously reported.

In accordance with applicable accounting guidance, an adjustment to the financial statements for each individual period presented is required to reflect the correction of the period-specific effects of the errors described above. Consequently, the Company has restated the consolidated financial statements included herein to correct for these errors. The cumulative impact of the errors was an understatement of finished goods inventory and retained earnings at December 31, 2012 by $4,061,000 and $2,736,000, at December 31, 2011 by $3,049,000 and $2,115,000 and at December 31, 2010 by $2,008,000 and $1,470,000, respectively. The December 31 consolidated balance sheets for each of these periods have been restated accordingly. Additionally, the accompanying consolidated income statements for the periods ended December 31, 2012 and 2011 have been restated to reflect the correction by increasing gross profit and pretax income by $1,012,000 and $1,041,000 and increasing net income from continuing operations by $621,000 and $645,000, respectively. Basic and diluted earnings per share for the years ending December 31, 2012 and 2011 were increased by $0.03 in the restated financial statements.

3. Inventories

Inventories consist of the following (in thousands):

	December 31	
	2013	2012
Raw materials and parts	$ 139,372	$ 129,676
Work-in-process	74,663	76,052
Finished goods	99,812	85,061
Used equipment	28,466	21,894
Total	$ 342,313	$ 312,683

4. Fair Value Measurements

The Company has various financial instruments that must be measured at fair value on a recurring basis, including marketable debt and equity securities held by Astec Insurance Company ("Astec Insurance"), the Company's captive insurance company, and marketable equity securities held in an unqualified Supplemental Executive Retirement Plan ("SERP"). The financial assets held in the SERP also constitute a liability of the Company for financial reporting purposes. The Company's subsidiaries also occasionally enter into foreign currency exchange contracts to mitigate exposure to fluctuations in currency exchange rates.

For cash and cash equivalents, trade receivables, other receivables, revolving debt and accounts payable, the carrying amount approximates the fair value because of the short-term nature of these instruments. Investments are carried at their fair value based on quoted market prices for identical or similar assets or, where no quoted prices exist, other observable inputs for the asset. The fair values of foreign currency exchange contracts are based on quotations from various banks for similar instruments using models with market based inputs.

As indicated in the tables below, the Company has determined that its financial assets and liabilities at December 31, 2013 and 2012 are level 1 and level 2 in the fair value hierarchy (in thousands):

	December 31, 2013			
	Level 1	Level 2	Level 3	Total
Financial Assets:				
Trading equity securities:				
SERP money market fund	$ 783	$ --	$ --	$ 783
SERP mutual funds	2,813	--	--	2,813
Preferred stocks	1,170	--	--	1,170
Short-term investments in mutual funds	16,073	--	--	16,073
Trading debt securities:				
Corporate bonds	3,696	1,155	--	4,851
Municipal bonds	--	1,908	--	1,908
Floating rate notes	103	446	--	549
U.S. Treasury bill	250	--	--	250
Other government bonds	--	864	--	864
Derivative financial instruments	--	452	--	452
Total financial assets	$ 24,888	$ 4,825	$ --	$ 29,713
Financial Liabilities:				
SERP liabilities	$ --	$ 7,828	$ --	$ 7,828
Total financial liabilities	$ --	$ 7,828	$ --	$ 7,828

	December 31, 2012			
	Level 1	Level 2	Level 3	Total
Financial Assets:				
Trading equity securities:				
SERP money market fund	$ 996	$ --	$ --	$ 996
SERP mutual funds	1,835	--	--	1,835
Preferred stocks	720	--	--	720
Trading debt securities:				
Corporate bonds	3,342	909	--	4,251
Municipal bonds	1,449	957	--	2,406
Floating rate notes	749	--	--	749
U.S. Treasury bill	200	--	--	200
Other government bonds	--	409	--	409
Total financial assets	$ 9,291	$ 2,275	$ --	$ 11,566
Financial Liabilities:				
SERP liabilities	$ --	$ 6,674	$ --	$ 6,674
Derivative financial instruments	--	145	--	145
Total financial liabilities	$ --	$ 6,819	$ --	$ 6,819

The Company reevaluates the volume of trading activity for each of its investments at the end of each reporting period and adjusts the level within the fair value hierarchy as needed. Due to decreased trading activity, $564,000 of investments included in Level 1 at December 31, 2012 were transferred to Level 2 at December 31, 2013.

5. Investments

The Company's trading securities consist of the following (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
December 31, 2013				
Trading equity securities	$ 19,411	$ 1,459	$ 31	$ 20,839
Trading debt securities	8,385	174	137	8,422
Total	$ 27,796	$ 1,633	$ 168	$ 29,261
December 31, 2012				
Trading equity securities	$ 3,432	$ 130	$ 11	$ 3,551
Trading debt securities	7,836	228	49	8,015
Total	$ 11,268	$ 358	$ 60	$ 11,566

Trading equity investments noted above are valued at their estimated fair value based on their quoted market prices and trading debt securities are valued based upon a mix of observable market prices and model driven prices derived from a matrix of observable market prices for assets with similar characteristics obtained from a nationally recognized third party pricing service. Additionally, a significant portion of the trading equity securities are in equity money market and mutual funds and also comprise a portion of the Company's liability under its SERP. See Note 13, Pension and Retirement Plans, for additional information on these investments and the SERP.

Trading debt securities are comprised mainly of marketable debt securities held by Astec Insurance. Astec Insurance has an investment strategy that focuses on providing regular and predictable interest income from a diversified portfolio of high-quality fixed income securities.

Net unrealized gains or (losses) incurred during 2013, 2012 and 2011 on investments still held as of the end of each reporting period, amounted to $175,000, $173,000 and ($77,000), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Current U.S. accounting guidance provides that goodwill and indefinite-lived intangible assets be tested for impairment at least annually. The Company performs the required valuation procedures each year as of December 31 after the following year's forecasts are submitted and reviewed. The valuations performed in 2013, 2012 and 2011 indicated no impairment of goodwill.

The changes in the carrying amount of goodwill by reporting segment during the years ended December 31, 2013 and 2012 are as follows (in thousands):

	Asphalt Group	Aggregate and Mining Group	Mobile Asphalt Paving Group	Underground Group	Other	Total
Balance, December 31, 2011	$ 5,922	$ 6,339	$ 2,728	$ --	$ --	$ 14,989
Foreign currency translation	--	--	22	--	--	22
Balance, December 31, 2012	5,922	6,339	2,750	--	--	15,011
Foreign currency translation	--	--	46	--	--	46
Balance, December 31, 2013	$ 5,922	$ 6,339	$ 2,796	$ --	$ --	$ 15,057

7. Long-lived and Intangible Assets

Long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Impairment losses for long-lived assets "held and used" are recorded if the sum of the estimated future undiscounted cash flows used to test for recoverability is less than the carrying value.

As a result of certain aviation equipment being classified as held for sale in 2011, an impairment charge was recorded in the amount of $2,304,000 in selling, general and administrative expenses by the All Others Group to reduce the carrying value of the asset to its fair value as determined based upon the industry blue book valuations of used aircraft (level 3 in the fair value hierarchy). Additional impairment charges of $394,000 were recorded in 2011 related to long-lived assets in the Underground Group. Other charges related to inventory valuation of $1,845,000 due to the sale of the utility product line assets were included in cost of sales in the Underground Group. An additional impairment charge of $26,000 was recorded in 2011 by the Asphalt Group related to long-lived assets.

Amortization expense on intangible assets was $1,066,000, $1,855,000 and $573,000 for 2013, 2012 and 2011, respectively. Intangible assets, which are included in other long-term assets on the accompanying consolidated balance sheets, consisted of the following at December 31, 2013 and 2012 (in thousands):

	2013			2012		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Dealer network and customer relationships	$ 6,678	$ (3,019)	$ 3,659	$ 7,062	$ (2,527)	$ 4,535
Trade names	2,575	(353)	2,222	2,609	(184)	2,425
Other	1,535	(873)	662	1,524	(659)	865
Total	$ 10,788	$ (4,245)	$ 6,543	$ 11,195	$ (3,370)	$ 7,825

Intangible asset amortization expense is expected to be $932,000, $831,000, $807,000, $693,000, and $601,000 in the years ending December 31, 2014, 2015, 2016, 2017 and 2018, respectively, and $2,679,000 thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31	
	2013	2012
Land	$ 13,952	$ 13,000
Building and land improvements	136,000	130,105
Manufacturing and office equipment	227,641	217,047
Aviation equipment	14,913	14,852
Less accumulated depreciation	(207,986)	(192,165)
Total	$ 184,520	$ 182,839

Depreciation expense was $20,966,000, $20,945,000 and $18,551,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

9. Leases

The Company leases certain land, buildings and equipment for use in its operations under various operating leases. Total rental expense charged to operations under operating leases was approximately $2,436,000, $2,753,000 and $2,472,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

Minimum rental commitments for all noncancelable operating leases at December 31, 2013 are as follows (in thousands):

2013	$1,272
2014	578
2015	367
2016	109
2017	79
Thereafter	37
	$2,442

10. Debt

On April 12, 2012, the Company and certain of its subsidiaries entered into an amended and restated credit agreement with Wells Fargo whereby Wells Fargo extended to the Company an unsecured line of credit of up to $100,000,000, including a sub-limit for letters of credit of up to $25,000,000. The amended and restated credit agreement replaced the expiring $100,000,000 credit facility between the Company and Wells Fargo. There were no outstanding revolving or term loan borrowings under the credit facilities at the time of transition or as of December 31, 2013. Letters of credit totaling $6,943,000 were outstanding under the new agreement as of December 31, 2013, resulting in additional borrowing ability of $93,057,000 on the Wells Fargo credit facility as of December 31, 2013. The amended and restated agreement has a five-year term expiring in April 2017. Borrowings under the agreement are subject to an interest rate equal to the daily one-month LIBOR rate plus a 0.75% margin. The unused facility fee is 0.175%. Interest only payments are due monthly. The amended and restated credit agreement contains certain financial covenants, including provisions concerning required levels of annual net income, minimum tangible net worth and maximum allowed capital expenditures. The Company was in compliance with these covenants as of December 31, 2013.

The Company's South African subsidiary, Osborn Engineered Products SA (Pty) Ltd ("Osborn"), has a credit facility of $7,146,000 (ZAR 75,000,000) to finance short-term working capital needs, as well as to cover performance letters of credit, advance payment and retention guarantees. As of December 31, 2013, Osborn had no cash borrowings and $648,000 in performance, advance payment and retention guarantees outstanding under the facility. The facility is unsecured and no unused facility fees are charged. As of December 31, 2013, Osborn had available credit under the facility of $6,498,000. The interest rate is 0.25% less than the South Africa prime rate, resulting in a rate of 8.25% as of December 31, 2013.

11. Product Warranty Reserves

The Company warrants its products against manufacturing defects and performance to specified standards. The warranty period and performance standards vary by product, but generally range from three months to two years or up to a specified number of hours of operation. The Company estimates the costs that may be incurred under its warranties and records a liability at the time product sales are recorded. The warranty liability is primarily based on historical claim rates, nature of claims and the associated costs.

Changes in the Company's product warranty liability during 2013, 2012 and 2011 are as follows (in thousands):

	2013	2012	2011
Reserve balance, beginning of year	$ 11,052	$ 12,663	$ 9,891
Warranty liabilities accrued	12,199	11,152	13,029
Warranty liabilities settled	(10,171)	(11,022)	(10,567)
Other	(364)	(1,741)	310
Reserve balance, end of year	$ 12,716	$ 11,052	$ 12,663

12. Accrued Loss Reserves

The Company accrues reserves for losses related to known workers' compensation and general liability claims that have been incurred but not yet paid or are estimated to have been incurred but not yet reported to the Company. The undiscounted reserves are actuarially determined based on the Company's evaluation of the type and severity of individual claims and historical information, primarily its own claim experience, along with assumptions about future events. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the future. Total accrued loss reserves at December 31, 2013 were $7,344,000 compared to $7,315,000 at December 31, 2012, of which $4,016,000 and $4,094,000 was included in other long-term liabilities at December 31, 2013 and 2012, respectively.

13. Pension and Retirement Plans

Prior to December 31, 2003, all employees of the Company's Kolberg-Pioneer, Inc. subsidiary were covered by a defined benefit pension plan. After December 31, 2003, all benefit accruals under the plan ceased and no new employees could become participants in the plan. Benefits paid under this plan are based on years of service multiplied by a monthly amount. The Company's funding policy for the plan is to make the minimum annual contributions required by applicable regulations.

The Company's investment strategy for the plan is to earn a rate of return sufficient to match or exceed the long-term growth of pension liabilities. The investment policy states that the Plan Committee in its sole discretion shall determine the allocation of plan assets among the following four asset classes: cash equivalents, fixed-income securities, domestic equities and international equities. The Plan Committee attempts to ensure adequate diversification of the invested assets through investment in an exchange traded mutual fund that invests in a diversified portfolio of stocks, bonds and money market securities.

The following provides information regarding benefit obligations, plan assets and the funded status of the plan (in thousands, except as noted *):

	Pension Benefits	
	2013	2012
Change in benefit obligation		
Benefit obligation, beginning of year	$ 14,958	$ 13,699
Interest cost	561	599
Actuarial (gain)/loss	(1,178)	1,161
Benefits paid	(526)	(501)
Benefit obligation, end of year	13,815	14,958
Accumulated benefit obligation	$ 13,815	$ 14,958
Change in plan assets		
Fair value of plan assets, beginning of year (Level 1)	$ 10,784	$ 9,378
Actual gain on plan assets	1,624	1,152
Employer contribution	811	755
Benefits paid	(526)	(501)
Fair value of plan assets, end of year (Level 1)	12,693	10,784
Funded status, end of year	$ (1,122)	$ (4,174)
Amounts recognized in the consolidated balance sheets		
Noncurrent liabilities	$ (1,122)	$ (4,174)
Net amount recognized	$ (1,122)	$ (4,174)
Amounts recognized in accumulated other comprehensive income consist of		
Net loss	$ 4,076	$ 6,721
Net amount recognized	$ 4,076	$ 6,721
Weighted average assumptions used to determine benefit obligations as of December 31*		
Discount rate	4.60%	3.82%
Expected return on plan assets	7.00%	7.00%
Rate of compensation increase	N/A	N/A

The measurement date used for the plan was December 31.

In determining the expected return on plan assets, the historical experience of the plan assets, the current and expected allocation of the plan assets and the expected long-term rates of return were considered.

All assets in the plan are invested in an exchange traded mutual fund. The allocation of assets within the mutual fund as of the measurement date (December 31) and the target asset allocation ranges by asset category are as follows:

Asset Category	Actual Allocation		2013 & 2012 Target Allocation Ranges
	2013	2012	
Equity securities	65.4%	63.5%	53 - 73%
Debt securities	27.8%	32.6%	21 - 41%
Money market funds	6.8%	3.9%	0 - 15%
Total	100.0%	100.0%	

Net periodic benefit cost for 2013, 2012 and 2011 included the following components (in thousands, except as noted *):

	Pension Benefits		
	2013	2012	2011
Components of net periodic benefit cost			
Interest cost	$ 561	$ 599	$ 604
Expected return on plan assets	(693)	(648)	(741)
Amortization of actuarial loss	536	502	257
Net periodic benefit cost	$ 404	$ 453	$ 120
Other changes in plan assets and benefit obligations recognized in other comprehensive income			
Net actuarial (gain)/loss for the year	$ (2,109)	$ 656	$ 2,864
Amortization of net gain/(loss)	(536)	(502)	(257)
Total recognized in other comprehensive income	(2,645)	154	2,607
Total recognized in net periodic benefit cost and other comprehensive income	$ (2,241)	$ 607	$ 2,727
Weighted average assumptions used to determine net periodic benefit cost for years ended December 31*			
Discount rate	3.82%	4.46%	5.40%
Expected return on plan assets	7.00%	7.00%	8.00%

The Company expects to contribute $353,000 to the plan during 2014.

Amounts in accumulated other comprehensive income expected to be recognized in net periodic benefit cost in 2014 for the amortization of a net loss is $295,000.

The following estimated future benefit payments are expected to be paid in the years indicated (in thousands):

	Pension Benefits
2014	$ 680
2015	720
2016	750
2017	790
2018	820
2019 - 2023	4,370

The Company sponsors a 401(k) defined contribution plan to provide eligible employees with additional income upon retirement. The Company's contributions to the plan are based on employee contributions. The Company's contributions totaled $4,941,000, $5,099,000, and $4,515,000 in 2013, 2012 and 2011, respectively.

The Company maintains a Supplemental Executive Retirement Plan ("SERP") for certain of its executive officers. The plan is a non-qualified deferred compensation plan administered by the Board of Directors of the Company, pursuant to which the Company makes quarterly cash contributions of a certain percentage of executive officers' compensation. Investments are self-directed by participants and can include Company stock. Upon retirement, participants receive their apportioned share of the plan assets in the form of cash.

Assets of the SERP consist of the following (in thousands):

	December 31, 2013		December 31, 2012	
	Cost	Market	Cost	Market
Company stock	$ 2,786	$ 4,232	$ 2,855	$ 3,844
Equity securities	3,241	3,596	2,745	2,830
Total	$ 6,027	$ 7,828	$ 5,600	$ 6,674

The Company periodically adjusts the deferred compensation liability such that the balance of the liability equals the total fair market value of all assets held by the trust established under the SERP. Such liabilities are included in other long-term liabilities on the consolidated balance sheets. The equity securities are included in investments in the consolidated balance sheets and classified as trading equity securities. See Note 5, Investments, for additional information. The cost of the Company stock held by the plan is included as a reduction in shareholders' equity in the consolidated balance sheets.

The change in the fair market value of Company stock held in the SERP results in a charge or credit to selling, general and administrative expenses in the consolidated statements of income because the acquisition cost of the Company stock in the SERP is recorded as a reduction of shareholders' equity and is not adjusted to fair market value; however, the related liability is adjusted to the fair market value of the stock as of each period end. The Company recognized expense of $601,000 and $115,000 in 2013 and 2012, respectively, and income of $45,000 in 2011 related to the change in the fair value of the Company stock held in the SERP.

14. Derivative Financial Instruments

The Company is exposed to certain risks relating to its ongoing business operations. The primary risk managed by using derivative instruments is foreign currency risk. From time to time the Company's foreign subsidiaries enter into foreign currency exchange contracts to mitigate exposure to fluctuations in currency exchange rates. The fair value of the derivative financial instrument is recorded on the Company's balance sheet and is adjusted to fair value at each measurement date. The changes in fair value are recognized in the consolidated statements of income in the current period. The Company does not engage in speculative transactions nor does it hold or issue derivative financial instruments for trading purposes. The average U.S. dollar equivalent notional amount of outstanding foreign currency exchange contracts was $11,543,000 during 2013. At December 31, 2013, the Company reported $452,000 of derivative assets in other current assets. The Company reported $145,000 of derivative liabilities in other accrued liabilities as of December 31, 2012. The Company recognized, as a component of cost of sales, a net gain on the change in fair value of derivative instruments of $1,061,000 for the year ended December 31, 2013. The Company recognized, as a component of cost of sales, a net loss on the change in fair value of derivative instruments of $594,000 and $144,000 for the years ended December 31, 2012 and 2011, respectively. There were no derivatives that were designated as hedges at December 31, 2013 or 2012.

15. Income Taxes

For financial reporting purposes, income from continuing operations before income taxes includes the following components (in thousands):

	Year Ended December 31		
	2013	2012	2011
Continuing operations			
United States	$ 53,315	$ 47,400	$ 52,583
Foreign	4,927	6,297	7,590
Income from continuing operations before income taxes	$ 58,242	$ 53,697	$ 60,173

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The provision for income taxes consists of the following (in thousands):

	Year Ended December 31		
	2013	2012	2011
Continuing operations			
Current provision:			
Federal	$ 16,239	$ 9,637	$ 17,167
State	2,785	2,096	3,245
Foreign	2,664	1,996	1,481
Total current provision	21,688	13,729	21,893
Deferred provision (benefit):			
Federal	(885)	6,135	(1,903)
State	(923)	(768)	(677)
Foreign	(852)	391	420
Total deferred provision (benefit)	(2,660)	5,758	(2,160)
Total provision:			
Federal	15,354	15,772	15,264
State	1,862	1,328	2,568
Foreign	1,812	2,387	1,901
Income tax provision on continuing operations	19,028	19,487	19,733
Income tax provision (benefit) on discontinued operations	--	3,796	(56)
Total tax provision	$ 19,028	$ 23,283	$ 19,677

The Company's income tax provision is computed based on the domestic and foreign federal statutory rates and the average state statutory rates, net of related federal benefit.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. A reconciliation of the provision for income taxes at the statutory federal income tax rate to the amount provided is as follows (in thousands):

	Year Ended December 31		
	2013	2012	2011
Continuing operations			
Tax at the statutory federal income tax rate	$ 20,385	$ 18,794	$ 21,061
Qualified production activity deduction	(1,395)	(958)	(1,228)
State income tax, net of federal income tax	1,105	758	1,651
Other permanent differences	464	360	370
Research and development tax credits	(2,054)	(419)	(2,135)
Change in valuation allowance	810	1,034	62
Other items	(287)	(82)	(48)
Income tax provision on continued operations	19,028	19,487	19,733
Income tax provision (benefit) on discontinued operations	--	3,796	(56)
Total tax provision	$ 19,028	$ 23,283	$ 19,677

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	December 31 2013	December 31 2012
Deferred tax assets:		
Inventory reserves	$ 6,340	$ 3,702
Warranty reserves	3,558	2,894
Bad debt reserves	636	678
State tax loss carryforwards	2,100	2,001
Accrued vacation	1,805	1,797
SERP	1,245	1,180
Deferred compensation	1,226	790
Restricted stock units	2,601	2,963
Foreign exchange gains/losses	2,345	683
Pension and post-employment benefits	1,498	2,475
Other	6,684	4,856
Valuation allowances	(4,354)	(3,065)
Total deferred tax assets	25,684	20,954
Deferred tax liabilities:		
Property and equipment	19,711	18,933
Amortization	1,200	1,120
Goodwill	2,012	1,770
Pension	1,132	1,186
Foreign tax rate differential	3,681	2,873
Total deferred tax liabilities	27,736	25,882
Total net deferred liabilities	$ (2,052)	$ (4,928)

As of December 31, 2013, the Company has state net operating loss carryforwards of $48,342,000, foreign net operating loss carryforwards of approximately $5,181,000, and state tax credit carryforwards of $1,200,000 for tax purposes, which will be available to offset future taxable income. If not used, these carryforwards will expire between 2014 and 2027. A significant portion of the valuation allowance for deferred tax assets relates to the future utilization of state and foreign net operating loss and state tax credit carryforwards. Future utilization of these net operating loss and state tax credit carryforwards is evaluated by the Company on a periodic basis and the valuation allowance is adjusted accordingly. In 2013, the valuation allowance on these carryforwards was increased by $1,322,000 due to uncertainty about whether certain entities will realize their state net operating loss and state tax credit carryforwards. The Company has also determined that the recovery of certain other deferred tax assets is uncertain. The valuation allowance for these deferred tax assets was decreased by $33,000.

Undistributed earnings of the Company's Canadian subsidiary, Breaker Technology Ltd., are considered to be indefinitely reinvested; accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to Canada. The cumulative amount of Breaker Technology, Ltd.'s unrecovered basis difference is $8,100,000 as of December 31, 2013. The determination of the unrecognized deferred tax liability on the basis difference is not practical at this time.

The Company files income tax returns in the U.S. federal jurisdiction, and in various state and foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations by authorities for years prior to 2010. With few exceptions, the Company is no longer subject to state and local or non-U.S. income tax examinations by authorities for years prior to 2007.

The Company has a liability for unrecognized tax benefits of $1,933,000 and $2,095,000 (excluding accrued interest and penalties) as of December 31, 2013 and 2012, respectively. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense. The Company recognized tax benefits of $101,000 and $178,000 in 2013 and 2012, respectively, for penalties and interest related to amounts that were settled for less than previously accrued. The net total amount of unrecognized tax benefits that, if recognized, would affect the Company's effective tax rate is $1,954,000 and $2,125,000 at December 31, 2013 and 2012, respectively. The Company does not expect a significant increase or decrease to the total amount of unrecognized tax benefits within the next twelve months.

A reconciliation of the beginning and ending unrecognized tax benefits excluding interest and penalties is as follows (in thousands):

	Year Ended December 31		
	2013	2012	2011
Balance, beginning of year	$ 2,095	$ 1,682	$ 1,025
Additions for tax positions related to the current year	102	396	546
Additions for tax positions related to prior years	128	90	192
Reductions due to lapse of statutes of limitations	(149)	(73)	(81)
Decreases related to settlements with tax authorities	(243)	--	--
Balance, end of year	$ 1,933	$ 2,095	$ 1,682

The December 31, 2013 balance of unrecognized tax benefits includes no tax positions for which the ultimate deductibility is highly certain but the timing of such deductibility is uncertain. Accordingly, there is no impact to the deferred tax accounting for certain tax benefits.

16. Contingent Matters

Certain customers have financed purchases of Company products through arrangements in which the Company is contingently liable for customer debt of $693,000 and $2,091,000 at December 31, 2013 and 2012, respectively. At December 31, 2013, the maximum potential amount of future payments for which the Company would be liable is equal to $693,000. These arrangements also provide that the Company will receive the lender's full security interest in the equipment financed if the Company is required to fulfill its contingent liability under one of these arrangements. The Company has recorded a liability of $121,000 related to these guarantees at December 31, 2013.

In addition, the Company is contingently liable under letters of credit issued by Wells Fargo totaling $6,943,000 as of December 31, 2013, including a $1,600,000 letter of credit issued on behalf of Astec Australia. The outstanding letters of credit expire at various dates through November 2017. As of December 31, 2013, Osborn and Astec Australia are contingently liable for a total of $648,000 and $851,000, respectively, in performance advance payment and retention guarantees. As of December 31, 2013, the maximum potential amount of future payments under these letters of credit and guarantees for which the Company could be liable is $8,442,000.

The Company is currently a party to various claims and legal proceedings that have arisen in the ordinary course of business. If management believes that a loss arising from such claims and legal proceedings is probable and can reasonably be estimated, the Company records the amount of the loss (excluding estimated legal fees), or the minimum estimated liability when the loss is estimated using a range, and no point within the range is more probable than another. As management becomes aware of additional information concerning such contingencies, any potential liability related to these matters is assessed and the estimates are revised, if necessary. If management believes that a material loss arising from such claims and legal proceedings is either (i) probable but cannot be reasonably estimated or (ii) reasonably possible but not probable, the Company does not record the amount of the loss, but does make specific disclosure of such matter. Based upon currently available information and with the advice of counsel, management believes that the ultimate outcome of its current claims and legal proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position, cash flows or results of operations. However, claims and legal proceedings are subject to inherent uncertainties and rulings unfavorable to the Company could occur. If an unfavorable ruling were to occur, there exists the possibility of a material adverse effect on the Company's financial position, cash flows or results of operations.

During 2004, the Company received notice from the Environmental Protection Agency that it may be responsible for a portion of the costs incurred in connection with an environmental cleanup in Illinois. The discharge of hazardous materials and associated cleanup relate to activities occurring prior to the Company's acquisition of Barber-Greene in 1986. The Company believes that over 300 other parties have received similar notice. At this time, the Company cannot predict whether the EPA will seek to hold the Company liable for a portion of the cleanup costs or the amount of any such liability. The Company has not recorded a liability with respect to the matter because no estimate of the amount, if any, of any such liability can be made at this time.

17. Shareholders' Equity

Beginning in 2006 and again in 2011, the Company implemented five-year plans to award key members of management restricted stock units ("RSUs") each year based upon annual financial performance of the Company and its subsidiaries. Each five-year plan allows up to 700,000 of newly issued shares of Company stock to be granted to employees. The number of RSUs granted each year is determined based upon the performance of individual subsidiaries and consolidated annual financial performance, with additional RSUs available for cumulative five-year results. Generally, each award vests at the end of five years from the date of grant, or at the time a recipient retires after reaching age 65, if earlier. The fair value of the RSUs that vested during 2013, 2012 and 2011 was $2,405,000, $2,719,000 and $406,000, respectively. The grant date tax benefit was reduced by $77,000 and $67,000 upon the vesting of RSUs in 2013 and 2012, respectively.

Compensation expense of $1,231,000, $1,054,000 and $2,602,000 was recorded in the years ended December 31, 2013, 2012 and 2011, respectively, to reflect the fair value of RSUs granted (or anticipated to be granted for 2013 performance) less estimated forfeitures, amortized over the portion of the vesting period occurring during the period. Related income tax benefits of $417,000, $387,000 and $848,000 were recorded in 2013, 2012 and 2011, respectively. Based upon the grant date fair value of RSUs, it is anticipated that $2,431,000 of additional compensation costs will be recognized in future periods through 2021 for RSUs earned through December 31, 2013. The weighted average period over which this additional compensation cost will be expensed is 3.8 years. RSUs do not participate in Company paid dividends.

Changes in restricted stock units during the year ended December 31, 2013 are as follows:

	2013	Weighted Average Grant Date Fair Value
Unvested restricted stock units, beginning of year	312,496	$ 31.87
Restricted stock units granted	21,432	35.61
Restricted stock units forfeited	(3,595)	34.97
Restricted stock units vested	(68,629)	37.95
Unvested restricted stock units, end of year	261,704	30.54

The grant date fair value of the restricted stock units granted during 2013, 2012 and 2011 was $763,000, $1,303,000 and $4,240,000, respectively.

The Company has adopted an Amended and Restated Shareholder Protection Rights Agreement and declared a distribution of one right (the "Right") for each outstanding share of Company common stock, par value $0.20 per share (the "Common Stock"). Each Right entitles the registered holder (other than the "Acquiring Person" as defined below) to purchase from the Company one one-hundredth of a share (a "Unit") of Series A Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a purchase price of $72.00 per Unit, subject to adjustment. The Rights currently attach to the certificates representing shares of outstanding Company Common Stock, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock upon the earlier of ten business days (unless otherwise delayed by the Board) following the: 1) public announcement that a person or group of affiliated or associated persons (the "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of fifteen percent (15%) or more of the then outstanding shares of Common Stock, or 2) commencement of a tender offer or exchange offer that would result in an Acquiring Person beneficially owning fifteen percent (15%) or more of the then outstanding shares of Common Stock. The Board of Directors may terminate the Rights without any payment to the holders thereof at any time prior to the close of business ten business days following announcement by the Company that a person has become an Acquiring Person. Once the Rights are separated from the Common Stock, then the Rights entitle the holder (other than the Acquiring Person) to purchase shares of Common Stock (rather than Preferred Stock) having a current market value equal to twice the Unit purchase price. The Rights, which do not have voting power and are not entitled to dividends, expire on December 22, 2015. In the event of a merger, consolidation, statutory share exchange or other transaction in which shares of Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Common Stock.

18. Operations by Industry Segment and Geographic Area

The Company has four reportable segments. These segments are combinations of business units that offer similar products and services. A brief description of each segment is as follows:

Asphalt Group - This segment consists of three business units that design, engineer, manufacture and market a complete line of portable, stationary and relocatable hot-mix asphalt plants and related components and a variety of heaters, heat transfer processing equipment, thermal fluid storage tanks, concrete plants and wood pellet plants. The principal purchasers of these products are asphalt producers, highway heavy equipment contractors, wood pellet processors and foreign and domestic governmental agencies.

Aggregate and Mining Group - This segment consists of seven business units that design, engineer, manufacture and market a complete line of rock crushers, feeders, conveyors, screens and washing equipment. The principal purchasers of these products are open-mine and quarry operators.

Mobile Asphalt Paving Group - This segment consists of three business units that design, engineer, manufacture and market asphalt pavers, asphalt material transfer vehicles, milling machines and paver screeds. The principal purchasers of these products are highway and heavy equipment contractors and foreign and domestic governmental agencies.

Underground Group - This segment consists of two business units that design, engineer, manufacture and market a complete line of drilling rigs for the oil and gas, geothermal and water well industries, and high pressure diesel pump trailers for fracking and cleaning oil and gas wells. This segment previously included American Augers, Inc., which was sold in November 2012.

All Others - This category consists of the Company's other business units, including Peterson Pacific Corp., Astec Australia Pty Ltd, Astec Insurance Company and the parent company, Astec Industries, Inc., that do not meet the requirements for separate disclosure as an operating segment.

The Company evaluates performance and allocates resources based on profit or loss from operations before U.S. federal income taxes and corporate overhead. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intersegment sales and transfers are valued at prices comparable to those for unrelated parties. For management purposes, the Company does not allocate U.S. federal income taxes or corporate overhead (including interest expense) to its business units.

Segment information for 2013 (in thousands)

	Asphalt Group	Aggregate and Mining Group	Mobile Asphalt Paving Group	Underground Group	All Others	Total
Revenues from external customers	$ 237,959	$ 350,514	$ 168,444	$ 73,104	$102,977	$ 932,998
Intersegment revenues	14,577	45,435	17,658	2,304	--	79,974
Interest expense	11	12	6	--	394	423
Depreciation and amortization	4,591	7,906	3,439	3,526	2,803	22,265
Income taxes	1,573	2,642	884	(406)	14,335	19,028
Segment profit (loss)	26,962	33,031	11,767	(4,902)	(27,375)	39,483
Segment assets	407,483	427,565	174,743	78,297	381,257	1,469,345
Capital expenditures	3,300	15,649	3,343	3,831	1,550	27,673

Segment information for 2012 (in thousands)

	Asphalt Group	Aggregate and Mining Group	Mobile Asphalt Paving Group	Underground Group	All Others	Total
Revenues from external customers	$ 234,562	$ 355,428	$ 158,115	$ 82,802	$105,366	$ 936,273
Intersegment revenues	30,697	25,776	16,474	1,688	168	74,803
Interest expense	49	32	3	--	255	339
Depreciation and amortization	4,729	7,381	3,262	2,934	2,629	20,935
Income taxes on continuing operations	829	1,582	(348)	(230)	17,654	19,487
Segment profit (loss)	22,012	34,687	10,721	(2,238)	(30,453)	34,729
Segment assets	386,478	399,832	157,675	83,744	392,833	1,420,562
Capital expenditures	4,430	9,376	3,239	7,137	1,836	26,018

Segment information for 2011 (in thousands)

	Asphalt Group	Aggregate and Mining Group	Mobile Asphalt Paving Group	Underground Group	All Others	Total
Revenues from external customers	$ 260,404	$ 333,278	$ 187,988	$ 37,683	$ 89,288	$ 908,641
Intersegment revenues	24,925	25,219	18,629	5,083	--	73,856
Interest expense	14	3	5	--	168	190
Depreciation and amortization	4,268	6,932	2,788	1,566	2,451	18,005
Income taxes on continuing operations	1,476	1,834	1,009	(550)	15,964	19,733
Segment profit (loss)	30,275	31,493	26,485	(7,318)	(38,549)	42,386
Segment assets	373,186	359,931	155,676	134,376	408,903	1,432,072
Capital expenditures	9,172	8,138	6,678	945	11,197	36,130

The totals of segment information for all reportable segments reconciles to consolidated totals as follows (in thousands):

	2013	2012	2011
Sales			
Total external sales for reportable segments	$ 830,021	$ 830,907	$ 819,353
Intersegment sales for reportable segments	79,974	74,635	73,856
Other sales	102,977	105,366	89,288
Elimination of intersegment sales	(79,974)	(74,635)	(73,856)
Total consolidated sales	$ 932,998	$ 936,273	$ 908,641
Net income attributable to controlling interest			
Total profit for reportable segments	$ 66,858	$ 65,182	$ 80,935
Other losses	(27,375)	(30,453)	(38,549)
Net income attributable to non-controlling interest	(172)	(161)	(102)
Elimination of intersegment profit	(269)	(519)	(1,946)
Income from discontinued operations, net of tax	--	3,401	225
Gain on disposal of discontinued operations, net of tax	--	3,378	--
Total consolidated net income attributable to controlling interest	$ 39,042	$ 40,828	$ 40,563
Assets			
Total assets for reportable segments	$ 1,088,088	$ 1,027,729	$ 1,023,169
Other assets	381,257	392,833	408,903
Elimination of intercompany profit in inventory	(4,679)	(4,410)	(3,890)
Elimination of intercompany receivables	(482,768)	(469,254)	(461,721)
Elimination of investment in subsidiaries	(195,199)	(186,556)	(160,988)
Other eliminations	(37,408)	(31,559)	(85,541)
Total consolidated assets	$ 749,291	$ 728,783	$ 719,932
Interest expense			
Total interest expense for reportable segments	$ 29	$ 84	$ 22
Other interest expense	394	255	168
Total consolidated interest expense	$ 423	$ 339	$ 190
Depreciation and amortization			
Total depreciation and amortization for reportable segments	$ 19,462	$ 18,306	$ 15,554
Other depreciation and amortization	2,803	2,629	2,451
Depreciation from discontinued operations	--	2,113	1,254
Total consolidated depreciation and amortization	$ 22,265	$ 23,048	$ 19,259
Capital expenditures			
Total capital expenditures for reportable segments	$ 26,123	$ 24,182	$ 24,933
Other capital expenditures	1,550	1,836	11,197
Total consolidated capital expenditures	$ 27,673	$ 26,018	$ 36,130

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sales into major geographic regions were as follows (in thousands):

	2013	2012	2011
United States	$ 599,054	$ 572,522	$ 543,527
Canada	70,991	79,554	82,853
Africa	62,911	60,811	65,472
Australia and Oceania	47,505	62,683	48,890
South America (excluding Brazil)	33,526	38,049	57,616
Post-Soviet States (excluding Russia)	25,849	11,533	12,526
Russia	17,440	14,641	8,494
Mexico	15,917	23,084	9,885
Other European Countries	15,428	20,249	23,653
Brazil	11,620	15,675	11,602
Middle East	6,699	6,705	18,215
Other Asian Countries	5,836	8,315	7,200
Central America (excluding Mexico)	5,620	6,843	4,156
West Indies	5,294	2,765	5,461
China	3,857	6,687	2,923
India	3,672	4,648	4,476
Japan and Korea	1,749	1,509	1,672
Other	30	--	20
Total foreign	333,944	363,751	365,114
Total consolidated sales	$ 932,998	$ 936,273	$ 908,641

Long-lived assets by major geographic region are as follows (in thousands):

	December 31	
	2013	2012
United States	$ 156,927	$ 157,344
Brazil	9,024	1,234
South Africa	7,203	8,973
Australia	5,680	9,630
Canada	4,145	4,120
Germany	1,541	1,538
Total foreign	27,593	25,495
Total	$ 184,520	$ 182,839

19. Accumulated Other Comprehensive Income (Loss)

The balance of related after-tax components comprising accumulated other comprehensive income (loss) is summarized below (in thousands):

	December 31	
	2013	2012
Foreign currency translation adjustment	$ (2,484)	$ 4,679
Unrecognized pension and post-retirement benefit cost, net of tax of $1,498 and $2,471, respectively	(2,410)	(4,177)
Accumulated other comprehensive income (loss)	$ (4,894)	$ 502

See Note 13, Pension and Retirement Plans, for discussion of the amounts recognized in accumulated other comprehensive income related to the Company's Kolberg-Pioneer, Inc. defined pension plan.

20. Other Income (Expense) - Net

Other income (expense), net from continuing operations consists of the following (in thousands):

	Year Ended December 31		
	2013	2012	2011
Investment income	$ 853	$ 116	$ 27
Licensing fees	764	1,211	449
Other	320	456	606
Total	$ 1,937	$ 1,783	$ 1,082

21. Business Combinations

On August 10, 2011, the Company purchased substantially all of the assets of Protec Technology and Machinery GmbH ("Protec"), a German corporation; Construction Machinery GmbH ("Construction Machinery"), a German corporation; and Protec Technology Ltd. ("Protec, Ltd."), a Hong Kong corporation, for $3,000,000. The Company formed a new subsidiary, Astec Mobile Machinery GmbH ("AMM"), located in Hameln, Germany, to operate the acquired businesses. AMM designs, manufactures and markets asphalt rollers, screeds and a road widener attachment and distributes products produced by other Company subsidiaries, primarily Roadtec, Inc.

On October 1, 2011, the Company acquired the GEFCO division of Blue Tee Corp. for $30,407,000. The Company formed a new subsidiary, GEFCO, Inc., to operate the acquired business. This purchase resulted in the recognition of $3,877,000 of amortizable intangible assets which consist of trade names (15 year useful life) and customer relationships (8 year useful life). The effective date of the purchase was October 1, 2011, and the results of GEFCO Inc.'s operations have been included in the Company's consolidated financial statements since that date. During January 2012, the purchase price allocation was finalized and funds previously held in escrow were distributed.

GEFCO (formerly known as George E. Failing Company) was established in 1931 and was a leading manufacturer of portable drilling rigs and related equipment for the water well, environmental, groundwater monitoring, construction, mining and shallow oil & gas exploration and production industries. GEFCO, Inc. continues to manufacture Failing, SpeedStar and King Oil Tools equipment from its Enid, Oklahoma facilities.

The revenue and pre-tax income of Protec, Protec, Ltd., Construction Machinery and GEFCO were not significant in relation to the Company's 2011 financial statements and would not have been significant on a pro forma basis to any earlier periods.

The Company has funded an investment of $12,835,000 in Astec do Brasil Fabricação de Equipamentos LTDA ("Astec Brazil") located in Vespasiano, Minas Gerais, Brazil, a consolidated subsidiary of the Company. When fully funded by both the Company and MDE, a minority Brazil based shareholder, the Company anticipates a 75% ownership in Astec Brazil. In 2013, Astec Brazil operated by selling imported products from other Astec subsidiaries with some equipment assembled locally. The Astec Brazil manufacturing facility is currently under construction and is expected to open for production by mid to late 2014. The expected cost of the manufacturing facility is approximately $23,000,000. The acquisition cost of the manufacturing facility is being funded by capital contributions and loans from the parent company, borrowings from a Brazilian bank and capital contributions by MDE. The Company expects to increase its international market penetration in Brazil and Latin American countries with the aggregate, mining and asphalt segment's product lines to be produced in the Astec Brazil manufacturing facility.

22. Discontinued Operations

In October 2012, the Company entered into an agreement to sell its American Augers, Inc. ("Augers") subsidiary, as well as certain assets related to the Trencor large trencher product line of Astec Underground, Inc., to The Charles Machine Works, Inc. of Perry, Oklahoma. Augers and the Trencor large trencher product line were part of the Company's Underground Group. The sale of Augers included substantially all the assets and liabilities of Augers and was completed on November 30, 2012 for $42,940,000, net of cash included in the sale and subject to closing adjustments. The Company retained the Augers vertical oil and gas drill rig product line and relocated it to Astec Underground, the Company's subsidiary located in Loudon, Tennessee. The sale of the Trencor product line was immaterial to the transaction and is included in the Company's consolidated financial statements in continuing operations. This divestiture, as well as the sale of the small utility trencher and drill line of products to Toro earlier in 2012, is part of the Company's strategy to exit the cyclical underground sector.

The Company calculated the post-closing adjustments to the sale price and recorded the resulting $288,000 purchase price adjustment in other accrued liabilities in the December 31, 2012 consolidated balance sheet. The post-closing adjustment to the sales price was increased to a total of $499,000 when finalized and paid in early 2013.

The results of operations and the gain on the sale of Augers are presented as discontinued operations for 2012 and 2011. Summarized financial information for Augers is below (in thousands):

	Year Ended December 31	
	2012	2011
Revenues	$ 53,619	$ 47,088
Discontinued operations		
Operating income before tax	$ 5,218	$ 169
Income tax provision (benefit)	1,817	(56)
Income from operations	3,401	225
Gain on sale of subsidiary		
Gain on sale of subsidiary before tax	5,357	--
Income tax provision	1,979	--
Gain on sale of subsidiary	3,378	--
Income from discontinued operations	$ 6,779	$ 225

The carrying amounts of the major classes of assets and liabilities disposed on November 30, 2012 were as follows (in thousands):

	2012
Assets	
Cash	$ 636
Receivables	5,334
Inventories	26,568
Prepaid and other assets	430
Property and equipment, net	13,500
Other assets	465
Total assets	46,933
Liabilities	
Accounts payable	2,518
Other liabilities	6,484
Total liabilities	9,002
Net assets disposed	$ 37,931

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Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
Performance Graph for Astec Industries, Inc.


300.00
250.00
200.00
150.00
100.00
50.00
0.00

	2008	2009	2010	2011	2012	2013
Astec Industries Inc	100.00	85.99	103.45	102.81	110.52	129.10
NYSE/AMEX/NASDAQ Market (US Companies)	100.00	128.90	151.92	153.35	178.24	238.02
NYSE/AMEX/NASDAQ Stocks (SIC 3530-3537 US Comp) Construction, Mining, and Materials Handling Machinery and Equipment	100.00	153.08	234.75	227.33	229.53	275.30

Notes:

A. Data complete through last fiscal year.
B. Corporate Performance Graph with peer group uses peer group only performance (excludes only company).
C. Peer group indices use beginning of period market capitalization weighting.
D. Calculated (or Derived) based from CRSP NYSE/AMEX/NASDAQ Market (US Companies), Center for Research in Security Prices (CRSP®), Graduate School of Business, The University of Chicago. Copyright 2014. Used with permission. All rights reserved.
E. The graph assumes $100 invested at the closing price of the Company's common stock on December 31, 2008 and assumes that all dividends were invested on the date paid.

ASTEC®
INDUSTRIES, INC.

ASTEC®
INDUSTRIES, INC.

Corporate Headquarters:
1725 Shepherd Road
Chattanooga, Tennessee 37421 USA
Tel: 423.899.5898 • Fax: 423.899.4456
www.astecindustries.com